Filed pursuant to General Instruction II.L.
of Form F-10; File number 333-197304

PROSPECTUS SUPPLEMENT

To the Prospectus dated July 16, 2014

New Issue and Secondary Offering	July 22, 2014

PRETIUM RESOURCES INC.

US$60,030,000

8,280,000 COMMON SHARES

Pretium Resources Inc. (the “Company”, “Pretium” or “We”) is hereby qualifying for distribution 8,280,000 common shares (each an “Offered Share”) of the Company at a price of US$7.25 per Offered Share (the “Offering”). Of the 8,280,000 Offered Shares being offered under the Offering, 6,831,000 (the “Primary Shares”) will be sold by the Company and 1,449,000 (the “Secondary Shares”) will be sold by Silver Standard Resources Inc. (“Silver Standard”). We will not receive any of the proceeds of the sale of Common Shares by Silver Standard. See “Selling Shareholder”. The offering price of the Offered Shares was determined by negotiation among the Company, Silver Standard, Scotia Capital Inc. (the “Lead Underwriter”) and BMO Nesbitt Burns, Inc., CIBC World Markets Inc., Cormark Securities Inc., GMP Securities L.P., RBC Dominion Securities Inc., Citigroup Global Markets Canada Inc., Cowen & Company, LLC, Roth Capital Partners LLC, H.C. Wainwright & Co. LLC and Salman Partners Inc. (collectively, the “Underwriters”). The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective duly registered U.S. or Canadian broker dealer affiliates or agents.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the trading symbol “PVG”. On July 21, 2014, the closing price of the Common Shares on the TSX and NYSE was CDN$8.48 and US$7.89, respectively.

Certain of the Company’s directors reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.

An investment in the Offered Shares bears certain risks. See “Risk Factors ” in this prospectus supplement and the accompanying short form base shelf prospectus.

Price: US$7.25 per Offered Share

	Public Offering Price	Underwriting Commission	Net Proceeds to the Company(1)	Net Proceeds to Silver Standard(1)
Per Offered Share	US$7.25	US$0.3625	US$6.8875	US$6.8875
Total(2)	US$60,030,000	US$3,001,500	US$47,048,513	US$9,979,987

Notes:

(1)

After deducting the commission to be paid to the Underwriters (the “Underwriting Commission”), but before deducting the expenses of the Offering, which are estimated at US$500,000 which will be paid by the Company from the proceeds of the Offering of Primary Shares. Silver Standard will pay its own expenses, including the Underwriting Commission in respect of the Secondary Shares. The net proceeds payable to the Company will be derived from the sale of the Primary Shares and the net proceeds payable to Silver Standard from the sale of the Secondary Shares.

(2)

The Company and Silver Standard have granted the Underwriters an over-allotment option (the “Over-allotment Option”), exercisable in whole or in part within 30 days from the date of closing of the Offering, to purchase up to 1,242,000 additional Offered Shares, at the same price as set forth above. See “Plan of Distribution”. If the Over-allotment Option is exercised in full, the total public offering price, Underwriting Commission and net proceeds to the Company will be US$69,034,500, US$3,451,725 and US$56,953,462, respectively, and the net proceeds to Silver Standard will be US$11,476,985. This prospectus supplement and the accompanying short form base shelf prospectus also qualify the distribution of the Over-allotment Option and any Offered Shares that may be delivered upon the exercise of the Over-allotment Option.

The following table sets out the number of Offered Shares for which the Over-allotment Option may be exercised:

	Number of Offered Shares	Exercise Period	Exercise Price
Over-allotment Option	1,242,000	Up to 30 days following the closing of the Offering	US$9,004,500

(continued on next page)

The Underwriters, as principals, conditionally offer the Offered Shares on a best efforts basis subject to prior sale, if as and when issued by us or Silver Standard, and, accepted by the Underwriters, in accordance with the conditions contained in the underwriting agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Pretium by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliot LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS at the closing of the Offering, which is anticipated to be on or about July 29, 2014 or such other date as may be agreed upon between the Company, Silver Standard and the Underwriters.

The total gross proceeds from the Offering will be US$60,030,000 million (US$49,524,750 to the Company and US$10,505,250 to Silver Standard). The Company estimates that the net proceeds to the Company from the Offering will be approximately US$46,548,512 million, after deducting the Underwriting Commission of US$2,476,237 million and the expenses of the Offering, which are estimated to be US$500,000. If the Underwriter’s Over-allotment Option is exercised in full, the net proceeds to the Company will be approximately US$53,605,788 million.

Our head office is located at Suite 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and our registered office is located at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

This Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare the Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and amended from time to time (“IFRS”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in the Prospectus or this Prospectus Supplement, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Pretium is incorporated under the laws of the province of British Columbia, Canada, that the majority of the Company’s officers and directors and some or all of the experts named in this Prospectus Supplement are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of the Prospectus and this Prospectus Supplement or determined if the Prospectus and this Prospectus Supplement are truthful or complete. Any representation to the contrary is a criminal offence.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

(ii)

PROSPECTUS SUPPLEMENT

PROSPECTUS

GENERAL MATTERS

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purpose of this Offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus and on the other information included in the registration statement of which this prospectus supplement and the accompanying short form base shelf prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus supplement and the accompanying short form base shelf prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying short form base shelf prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus supplement and the accompanying short form base shelf prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus supplement and the accompanying short form base shelf prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

In this prospectus supplement and the accompanying short form base shelf prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Pretium” or the “Company”, refer to Pretium Resources Inc. together with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying short form base shelf prospectus, and the documents incorporated by reference herein, contain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Forward-looking statements may include, but are not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modelled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;
•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	our history of negative operating cash flow, incurred losses and accumulated deficit;
•	market events and general economic conditions;
•	the inherent risk in the mining industry;
•	the commercial viability of our current and any acquired mineral rights;
•	availability of suitable infrastructure or damage to existing infrastructure;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Act;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	uncertainties related to title to our mineral properties and surface rights;
•	land reclamation requirements;
•	our ability to identify and successfully integrate any material properties we acquire;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	potential liabilities associated with our acquisition of material properties;
•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
•	changes to relevant legislation, accounting practices or increasing insurance costs;
•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
•	significant growth could place a strain on our management systems;

•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;
•	there is no market for our securities other than our Common Shares;
•	the trading price of our Common Shares is subject to volatility due to market conditions;
•	future sales or issuances of our equity securities;
•	certain actions under U.S. federal securities laws may be unenforceable;
•	if we raise debt securities, they will be unsecured and will rank equally with other unsecured debt;
•	our broad discretion relating to the use of any proceeds raised hereunder;
•	we do not intend to pay dividends in the near future; and
•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement and the accompanying short form base shelf prospectus under the heading “Risk Factors” and elsewhere in this prospectus supplement and the accompanying short form base shelf prospectus. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this prospectus supplement and the accompanying short form base shelf prospectus, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this prospectus supplement and the accompanying short form base shelf prospectus, forward-looking statements are not guarantees of future performance due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of Pretium Resources Inc. at Suite 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada, telephone: (604) 558-1784 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, the accompanying short form base shelf prospectus and this prospectus supplement:

•	our annual information form for the fiscal year ended December 31, 2013, dated as of March 31, 2014;

•

our audited annual consolidated financial statements for the fiscal years ended December 31, 2013 and 2012, together with the notes thereto and the auditor’s reports thereon (the “Audited Financial Statements”);

•	our management’s discussion and analysis of our financial condition and results of operations for the years ended December 31, 2013 and 2012;

•	our unaudited condensed consolidated interim financial statements as at and for the three month periods ended March 31, 2014 and 2013;

•	our management’s discussion and analysis of our financial condition and results of operations for the three month period ended March 31, 2014;

•	our management information circular dated April 10, 2014, distributed in connection with our annual general meeting of shareholders held on May 14, 2014;

•

our material change report dated February 21, 2014 announcing a private placement equity offering of 568,182 “investment tax credit” flow-through common shares and 1,863,455 “Canadian exploration expenses” flow-through common shares for aggregate gross proceeds to us of approximately C$20 million;

•	our material change report dated March 13, 2014 announcing highlights from the fourth quarter of 2013 and providing an update on our Brucejack Project;

•	our material change report dated March 14, 2014 announcing our adoption of an advance notice policy;

•	our material change report dated March 14, 2014 announcing the closing of a 2014 private placement;

•

our material change report dated March 20, 2014 announcing that Mr. James A. Currie was appointed as Chief Operating Officer and Mr. Joseph J. Ovsenek, our Chief Development Officer, was promoted to Executive Vice President;

•

our material change report dated March 20, 2014 announcing that the agent’s had exercised their option in respect of the 2014 Private Placement resulting in the issuance of an additional 869,566 “Canadian exploration expenses” flow-through common shares for aggregate gross proceeds to us of approximately C$7 million;

•	our material change report dated May 14, 2014 announcing highlights from the first quarter of 2014 and providing an update on our Brucejack Project;

•	our material change report dated May 16, 2014 announcing that Mr. Peter Birkey was elected to our Board of Directors at our annual general meeting of shareholders held on May 14, 2014;

•	our material change report dated June 20, 2014, announcing the results of an updated NI 43-101 compliant feasibility study for the Brucejack Project; and

•

our NI 43-101 feasibility study on the Brucejack Project entitled “Feasibility Study and Technical Report Update on the BruceJack Project, Stewart, BC” with an effective date of June 19, 2014, which was prepared for us by Tetra Tech and co-authored by Snowden Mining Industry Consultants Inc. (“Snowden”), AMC Mining Consultants (Canada) Ltd. (“AMC”), ERM Rescan, BGC Engineering Inc. (“BGC”), Alpine Solutions Avalanche Services (“Alpine Solutions”) and Valard Construction (“Valard”) (the “Brucejack Technical Report”).

Any statement contained in the base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

References to our website in any documents that are incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2013	2012	2011
	U.S.$	U.S.$	U.S.$
Closing	0.9402	1.0051	0.9833

High	1.0164	1.0299	1.0583

Low	0.9348	0.9599	0.9430

Average	0.9710	1.0004	1.0111

	Three Months Ended March 31
	2014	2013	2012
	U.S.$	U.S.$	U.S.$
Closing	0.9047	0.9846	1.0009

High	0.9422	1.0164	1.0153

Low	0.8888	0.9696	0.9735

Average	0.9064	0.9917	0.9989

On July 21, 2014, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = U.S.$0.9314.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the accompanying base shelf prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Summary Description of the Business

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas. Our only material mineral project for the purposes of NI 43-101 is the Brucejack Project, an advanced stage exploration project located in north-western British Columbia (the “Brucejack Project”). We also have a 100% interest in the Snowfield Project (the “Snowfield Project”), which borders the Brucejack Project to the north.

We intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on expanding, and increasing the quality of our mineral resources and on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project.

Our strategy is to grow our business through the exploration and acquisition of quality precious metals projects. The Brucejack Project is our only material project and we intend to continue exploration of the Brucejack Project as described herein. We believe the Snowfield Project represents a longer term gold opportunity. Although we currently do not have a development plan for the Snowfield Project, we intend to continue to explore the area and have budgeted for additional environmental studies which we believe will benefit both the Brucejack and Snowfield Projects. For a full description of the Company’s business please refer to the public filings available at www.sedar.com and incorporated by reference herein.

We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the “Project Assets”), pursuant to an acquisition agreement dated October 28, 2010, as amended (the “Acquisition Agreement”), with Silver Standard, for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 of our common shares (the “Acquisition”). We financed the cash portion of the Acquisition with part of the proceeds from our initial public offering, which closed concurrently with the acquisition of the Project Assets in December 2010.

We entered into an investor rights agreement dated December 21, 2010 (the “Investor Rights Agreement”) with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of our issued and outstanding common shares:

•

Silver Standard is entitled to nominate to serve as members of our board of directors (the “Board”) the number of nominees equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of issued and outstanding common shares and securities convertible or exchangeable into common shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number);

•

Silver Standard and its affiliates have the right to maintain their proportionate ownership of our common shares by participating pro rata in issuances of common shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates have the right to sell common shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

Under the terms of the April 22, 2013 subscription agreement between Pretium and Liberty Metals & Mining Holding, LLC (“Liberty”), for so long as Liberty and their affiliates hold at least 4.75% of our issued and outstanding common shares, Liberty is entitled to nominate one individual to serve on our Board and Liberty has the right to maintain its and its affiliates proportionate ownership of our common shares by participating pro rata in issuances of our common shares (subject to certain exceptions). As of March 23, 2014, Liberty and its affiliates held approximately 6.3% of our issued and outstanding common shares.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	Pretium Resources Inc.

Securities offered	8,280,000 common shares at US$7.25 per common share.

Common Shares as of the date hereof	108,476,377 common shares.

Common Shares to be outstanding upon closing of the Offering	115,307,377 Common Shares. If the Over-allotment Option is exercised in full, 116,332,027 common shares will be outstanding upon closing of the Offering.

Over-allotment Option

The Underwriters have been granted an Over-allotment Option to purchase up to 1,242,000 additional common shares at the Offering price. The Over-allotment Option is exercisable for 30 days from the date of closing of the Offering.

Use of proceeds

The net proceeds from this Offering to the Company will be approximately US$46.5 million (or approximately US$53.6 million if the Underwriters exercise their Over-allotment Option in full), after deducting the Underwriting Commission and estimated expenses. The Company intends to use the net proceeds from the Offering to fund environmental and engineering studies at the Brucejack Project, to fund permitting of the Brucejack Project, to fund continued exploration activities at the Brucejack Project and for general corporate purposes. See “Use of Proceeds”.

Selling Shareholder

Of the 8,280,000 Offered Shares, a total of 1,449,000 will be sold as Secondary Shares pursuant to the Investor Rights Agreement between the Company and Silver Standard. See “The Company” and “Selling Shareholder”.

Stock Exchange symbols	The Common Shares are listed on the TSX and on the NYSE under the symbol “PVG”.

Income Tax considerations

Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Common Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Risk Factors	See “Risk Factors” in this prospectus supplement and the accompanying base shelf prospectus for a discussion of factors you should carefully consider before deciding to invest in the Offered Shares.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of Offered Shares to lose part or all of their investment. In addition to the other information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the accompanying base shelf prospectus and the factors set out below in evaluating Pretium and its business before making an investment in the Offered Shares.

Risks relating to the Common Shares and the Offering.

Our common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of our Common Shares. For example, since January 1, 2014 to July 21, 2014, the closing price of our Common Shares on the TSX has ranged from a low of C$5.20 to a high of C$9.43 and on the NYSE has ranged from a low of U.S.$4.81 to a high of U.S.$8.85.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Significant shareholders of the Company could influence our business operations and sales of our common shares by such significant shareholders could influence our common share price.

To the best of our knowledge, Silver Standard holds approximately 17.5% of our outstanding common shares. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the common shares held by Silver Standard and securities convertible or exchangeable into common shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our common shares. In addition, the potential that Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such common shares in the public market, could adversely affect the market price of the Common Shares.

Pursuant to a subscription agreement between Liberty and the Company dated April 22, 2013, for so long as Liberty and their affiliates hold at least 4.75% of our issued and outstanding common shares, Liberty is entitled to nominate one individual to serve on our Board. See “The Company”.

Sales of a significant number of our Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of our Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Common Shares or other equity-related securities would have on the market price of our Common Shares. The price of our Common Shares could be affected by possible sales of our Common Shares by hedging or arbitrage trading activity which we expect to occur involving our Common Shares.

You may be unable to enforce actions against us, certain of our directors and officers, Silver Standard or the experts named in this prospectus under U.S. federal securities laws.

We and Silver Standard are both incorporated under the laws of the Province of British Columbia. Most of our directors and officers, as well as the experts named in this prospectus supplement and the accompanying short form base shelf prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us, Silver Standard or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, Silver Standard certain of our directors and officers or the experts named in this prospectus.

We will have broad discretion in the use of the net proceeds of the Offering and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from the Offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our exploration activities and further development and the expansion of our business. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company (“PFIC”) for U.S.

federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that Pretium was a PFIC for the 2013 financial year. We expect to be classified as a PFIC for the 2014 financial year and may also be treated as a PFIC in some or all subsequent years. Prospective investors should carefully read the tax discussion in this prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

USE OF PROCEEDS

The Company estimates that its net proceeds from the Offering will be approximately US$46,548,512 million, after deducting the Underwriting Commission of US$2,476,237 million and our expenses of the Offering, which are estimated to be US$500,000. If the Underwriters’ Over-allotment Option is exercised in full, the net proceeds to Pretium will be approximately US$53,605,788 million. The net proceeds from the Offering to Silver Standard will be approximately US$9,900,000 million, after deducting their expenses and the Underwriting Commission of US$525,263 million. If the Over-allotment Option is exercised in full, the net proceeds to Silver Standard will be approximately US$11,476,985 million, less their expenses.

The Company intends to use the net proceeds from the Offering (i) to fund environmental and engineering activities at the Brucejack Project; (ii) to fund permitting of the Brucejack Project; (iii) to fund continued exploration activities at the Brucejack Project; and (iv) for general corporate purposes, as indicated in the table which follows. The Company has negative operating cash flow and it is expected that the proceeds from the Offering will be used to fund operating cash flow.

Principal Purpose	Estimated Amount to be Expended (US$ million)
Environmental and engineering activities at the Brucejack Project	US$	30
Permitting of the Brucejack Project	US$	6
Exploration activities at the Brucejack Project	US$	5
General corporate purposes(1)	US$	5.5
Total	US$	46.5

Note:

(1)	Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.

The key business objective the Company intends to meet with the net proceeds is the development and advancement of the Brucejack Project to production. The development of the Brucejack Project will require additional capital exceeding the Company’s cash on hand resources even after giving effect to the Offering and the exercise, if any, of the Over-allotment Option. In addition, actual costs and development time may exceed those laid out in the Brucejack Technical Report. It is unlikely that the Company will generate sufficient operating cash flow to meet the total capital obligation in the proposed development time frame. Accordingly, the Company will need to raise significant additional capital in the future over and above the current Offering, and it continues to evaluate financing alternatives.

If the Underwriters’ Over-allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for general corporate purposes. While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus.

CONSOLIDATED CAPITALIZATION

Since March 31, 2014, there have been no material changes in the Company’s share capital except exercises of stock options in the normal course. The following table sets forth our cash and cash equivalents, long term debt and capitalization as of March 31, 2014 on an actual basis and as adjusted to give effect to this Offering as though it had occurred on such date. This table should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements as at and for the three month periods ended March 31, 2014 and 2013.

	As at March 31, 2014	As at March 31, 2014 after giving effect to the issuance of the Offered Shares(2)(3) (in thousands of US$ except common shares)(4)
	(in thousands of US$ except common shares)(4)
Cash and cash equivalents	$22,349	$68,897	(1)
Long term financial liabilities	$22,003	$22,003
Outstanding Common Shares (unlimited authorized)	108,476,377	115,307,377

Notes:

(1)	After deduction of the Underwriting Commission and the estimated expenses of the Offering.
(2)	Assumes no exercise of the Over-allotment Option.
(3)

Expenses of the Offering, incurred by the Company in Canadian dollars, have been converted to U.S. dollars for purposes of this table based on an exchange rate of $1.0737 per US$1.00, which was the applicable Bank of Canada noon rate of exchange on July 21, 2014. See “Exchange Rate Information”.

(4)	Figures converted to US$ using the Bank of Canada noon rate of exchange as of March 31, 2014 of $0.9046 per US$1.00.

PRIOR SALES

The Company issued the following Common Shares and securities convertible into Common Shares during the 12-month period prior to the date hereof.

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share ($Cdn)	Reason for Issuance
September 5, 2013	1,725,000(1)	10.10	Private Placement
September 6, 2013	1,069,518	9.35	Private Placement
March 6, 2014	1,953,467(1)	8.05	Private Placement
March 6, 2014	568,182	8.80	Private Placement
March 11, 2014	34,112	8.05	Private Placement – Agent Option
March 20, 2014	869,566(1)	8.05	Private Placement – Agent Option

Notes:

(1)	The Common Shares issued pursuant to both tranches of this private placement equity offering were “investment tax credit” and “Canadian exploration expenses” flow-through Common Shares.

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price ($Cdn)	Reason for Issuance
March 5, 2013	15,000	7.56	New Hire –Compensation Package(s)
May 17, 2013	150,000	6.40	New Hire –Compensation Package(s)
August 1, 2013	90,000	8.38	New Hire –Compensation Package(s)
September 27, 2013	25,000	7.20	New Hire –Compensation Package(s)
December 17, 2013	1,335,000	5.85	Annual Compensation Packages(s)
March 10, 2014	360,000	7.26	New Hire –Compensation Package(s)
May 16, 2014	150,000	7.86	Director Appointment

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “PVG”. The following tables set out the market price range and trading volumes of the Common Shares on the TSX and NYSE for the periods indicated below. The share prices referenced below for Common Shares listed and posted for trading on the TSX are referenced in Canadian dollars and the share prices referenced below for Common Shares listed on the NYSE are referenced in U.S. dollars.

Toronto Stock Exchange

Month	High ($Cdn)	Low ($Cdn)	Close ($Cdn)	Volume
July 2013	9.12	6.66	8.64	5,566,387
August 2013	10.67	7.45	8.85	8,735,918
September 2013	9.24	6.75	7.11	7,992,372
October 2013	7.68	3.13	3.41	24,758,983
November 2013	6.08	2.83	5.76	17,164,410
December 2013	6.58	5.10	5.48	9,451,796
January 2014	7.26	5.20	6.52	7,957,752
February 2014	7.85	6.23	6.95	6,922,432
March 2014	8.31	6.20	6.42	7,491,241
April 2014	7.45	6.01	7.10	3,179,677
May 2014	8.36	6.8	6.94	5,028,166
June 2014	8.88	6.76	8.83	6,290,140
July 1 – 21, 2014	9.43	8.42	8.48	8,331,355

New York Stock Exchange

Month	High ($US)	Low ($US)	Close ($US)	Volume
July 2013	8.85	6.26	8.44	7,482,668
August 2013	10.14	7.14	8.44	10,033,359
September 2013	8.77	6.56	6.89	9,497,386
October 2013	7.44	3.04	3.27	26,119,820
November 2013	5.80	2.70	5.43	26,915,996
December 2013	6.19	4.80	5.16	19,531,210
January 2014	6.59	4.81	5.88	13,921,794
February 2014	7.15	5.62	6.21	12,070,322
March 2014	7.49	5.59	5.76	12,153,622
April 2014	6.83	5.47	6.50	7,549,461
May 2014	7.70	6.25	6.41	6,967,266
June 2014	8.30	6.19	8.27	8,241,013
July 1 – 21, 2014	8.85	7.85	7.89	4,812,045

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date of this prospectus supplement, we had 108,476,377 Common Shares and nil preferred shares of any series issued and outstanding. In addition, as of the date of this prospectus supplement, there were 10,351,950 Common Shares issuable upon the exercise of outstanding stock options and no outstanding common share purchase warrants.

Common Shares

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the B.C. Business Corporations Act. See “Risk Factors”.

In May 2012, we adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid.

Dividend Policy

We have not paid any dividends to date on our Common Shares. We do not currently expect to pay any dividends on our Common Shares for the foreseeable future.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

SELLING SHAREHOLDER

On October 28, 2010, as partial consideration in connection with our acquisition of the Project Assets, we issued 36,163,333 Common Shares to Silver Standard. Silver Standard is entitled to participate in the Offering pursuant to the terms of the Investor Rights Agreement. See “The Company” and “Risk Factors”.

The information in the following table is provided as of the date of this prospectus supplement.

The Selling Shareholder	Common Shares Currently Owned (#/%)	Common Shares Sold by the Selling Shareholder Pursuant to the Offering (#/%)	Common Shares Owned by the Selling Shareholder After Giving Effect to this Offering
Silver Standard Resources Inc.	18,985,807/17.5%	1,449,000/17.5%	17,536,807/15.2%

PLAN OF DISTRIBUTION

The Offering

Pretium and Silver Standard are offering the Offered Shares through the Underwriters named below. Scotia Capital Inc. is the sole book-running manager of this Offering. Pretium and Silver Standard have entered into an Underwriting Agreement with the Underwriters. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of Offered Shares listed next to its name in the following table:

Underwriters	Number of Offered Shares
Scotia Capital Inc.	2,070,000
BMO Nesbitt Burns Inc.	910,800
CIBC World Markets Inc.	910,800
Cormark Securities Inc.	910,800
GMP Securities L.P.	910,800
RBC Dominion Securities Inc.	910,800
Citigroup Global Markets Canada Inc.	414,000
Cowen & Company, LLC	414,000
Roth Capital Partners LLC	414,000
H.C. Wainwright & Co. LLC	207,000
Salman Partners Inc.	207,000

Total:	8,280,000

The Underwriting Agreement provides that the Underwriters must buy all of the Offered Shares if they buy any of them. However, the Underwriters are not required to take or pay for the Offered Shares covered by the Over-allotment Option described below.

The Offered Shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of the Offered Shares by the Underwriters;

➢	approval of legal matters by their counsel, including the validity of the Offered Shares;

➢	the Underwriters’ right to reject orders in whole or in part; and

➢	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions.

The obligations of the Underwriters may be terminated upon the occurrence of the events specified in the Underwriting Agreement. In connection with the Offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

The Offering is being made concurrently in all of the provinces and territories of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective duly registered U.S. or Canadian broker-dealer affiliates or agents, as applicable.

Pretium and Silver Standard have granted the Underwriters the Over-allotment Option to buy up to 1,242,000 additional Offered Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. The Underwriters have 30 days from the closing of the Offering to exercise this option. If the Underwriters exercise this option, they will each purchase Over-allotment Shares approximately in proportion to the amounts specified in the table above. Under applicable Canadian securities laws, this prospectus supplement and the accompanying base shelf prospectus also qualify the grant of the Over-allotment Option and the distribution of the additional Offered Shares issuable on exercise of the Over-allotment Option.

Commissions

Offered Shares sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this Prospectus Supplement. Any Offered Shares sold by the Underwriters to securities dealers may be sold at a discount of up to US$0.18 per Offered Share from the public offering price. Sales of Offered Shares made outside of the United States may be made by affiliates of the Underwriters. If all of the Offered Shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Offered Shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per Offered Share and total underwriting commission Pretium and Silver Standard will pay to the Underwriters, assuming both no exercise and full exercise of the Over-allotment Option:

	Over-allotment Option not exercised		Over-allotment Option fully exercised
Per Offered Share	US$	0.3625	US$	0.3625
Total	US$	3,001,500	US$	3,063,600

We estimate that the total expenses of the Offering payable by us, not including the underwriting commissions, will be approximately US$500,000. Silver Standard will pay their own expenses relating to the Offering.

Covenants

We, Silver Standard, and our officers and directors have agreed that, other than with regard to certain convertible securities and certain shares that may be issued by us in connection with the acquisition of property interests, for a period of 90 days (60 days in the case of Silver Standard) from the date of the Underwriting Agreement, we and they will not, without the prior written consent of the Lead Underwriter, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any of our common shares or any securities convertible into or exchangeable for our common shares (in each case within the meaning of Section 16 of the Exchange Act, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares.

Pretium and Silver Standard have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Common Shares in accordance with Regulation M under the Exchange Act.

The Underwriters may over-allot Common Shares in connection with the Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of our Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the TSX, the NYSE or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

From time to time, the Underwriters and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

Copies of this prospectus supplement and the accompanying base shelf prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

Settlement

It is expected that delivery of the Offered Shares offered hereby will be made against payment therefor on or about the closing date, which will be more than three business days following the date of this prospectus (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the closing date will be required, by virtue of the fact that the Offered Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the closing date should consult their own advisors.

European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”), which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the Offered Shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the Offered Shares may be offered to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to us. This Prospectus Supplement and the accompanying base shelf prospectus is only directed at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this prospectus supplement and the accompanying base shelf prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above).

Switzerland

The Offered Shares may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this prospectus supplement and the accompanying base shelf prospectus nor any other solicitation for investments in the Offered Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying base shelf prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. This prospectus supplement and the accompanying base shelf prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The Offered Shares will not be listed on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying base shelf prospectus may not comply with the information required under the relevant listing rules. The Offered Shares offered hereby have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Offered Shares.

AGENT FOR SERVICE OF PROCESS

Christopher Noel Dunn, Tom S.Q. Yip and Peter Birkey, directors of the Company, reside outside of Canada and each has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Christopher Noel Dunn, Tom S.Q. Yip and Peter Birkey	Pretium Resources Inc. 1600-570 Granville St., Vancouver, British Columbia, Canada V6C 3P1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and who acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the Offered Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange that is acceptable to the CRA.

Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1.00 for $3.00 of taxable dividends paid while it is a private corporation.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The cost to a Resident Holder of an Offered Share acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an

“allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1.00 for $3.00 of taxable dividends paid while it is a private corporation.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Non-Resident Holders

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; and (ii) do not use or hold the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX and NYSE), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Resident Holders – Dispositions of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires Common Shares pursuant to this offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:

•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities;
•	insurance companies;
•	persons holding the Common Shares as part of a hedging, integrated or conversion transaction,
•	constructive sale or “straddle”;
•	persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
•	U.S. expatriates;
•	persons subject to the alternative minimum tax;
•	dealers or traders in securities or currencies; or
•	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax other than income tax or tax consequences under any state, local or foreign laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) a citizen or an individual resident alien of the United States as determined for federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of our Common Shares, the tax treatment of a partner or other owner or participant will generally depend upon the status of the partner (or other owner or participant) and the activities of the entity (or arrangement). If you are a partner (or other owner of or participant in the partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of a pass-through entity that acquires Common Shares, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Common Shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by us will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in the Common Shares held by you (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our Common Shares will be treated as dividends for U.S. federal income tax purposes.

Certain dividends received by non-corporate U.S. investors on shares of certain non-U.S. corporations are subject to U.S. federal income tax at a preferential rate if certain conditions are met. Because we expect to be classified as a PFIC, we do not expect that those conditions will be met. Distributions with respect to our Common Shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Canadian withholding tax. You should consult your own tax advisor about your eligibility for reduction of Canadian withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. Dividends will be treated as having a foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the Common Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of Common Shares will be treated as having a United States source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If you receive any foreign currency on the sale of Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.

We believe we were a PFIC in 2013, we expect to be classified as a PFIC in 2014 and may be treated as a PFIC for U.S. federal income tax purposes in some or all subsequent years. If we were to be classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any of our Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received with respect to our Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in which we were a PFIC would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. An “Excess Distribution” generally would be any distribution to you with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by you with respect to Common Shares during the three preceding taxable years or, if shorter, during your holding period for the Common Shares. In addition, you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs (“lower-tier PFICs”).

Mark-to Market Election

If our Common Shares are treated as “marketable stock” for purposes of the PFIC rules, you may avoid the foregoing PFIC rules by making a mark-to-market election. Our Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the

Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the NYSE and TSX meet this test, and accordingly, provided that our Common Shares are regularly traded on the NYSE or TSX, you should be able to make a mark-to-market election with respect to the Offered Shares if the Company is classified as a PFIC. After making such an election, or on an actual sale, you generally would include as ordinary income at the end of each taxable year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our Common Shares over your adjusted basis in such Common Shares. You also would be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in our Common Shares over their fair market value at the end of the taxable year, and for any loss recognized on actual sale, but only to the extent, in each case, of the previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of our Common Shares would be a capital loss to the extent in excess of previously included mark-to market income not offset by previously deducted decreases in value.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you would continue to be subject to the PFIC rules with respect to your indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding making a mark-to-market election in respect of our Common Shares. We hold the Brucejack Project in a subsidiary that we expect to be treated as a lower-tier PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our Common Shares and the availability of any tax elections if we are considered a PFIC in any taxable year.

QEF Election

The PFIC tax rules outlined above also would not apply to you if you alternatively elected to treat us as a “qualified electing fund” or “QEF.” You should consult your tax advisor as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

If we did provide the necessary information and you were eligible for and timely made a QEF election, you would include in income each year for which we are a PFIC (and be subject to current U.S. federal income tax on) your pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for our taxable year that ends with or within your taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. If you are a corporation you will not be eligible for a dividends received reduction in respect of such income or gain. Your adjusted tax basis in our Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in your adjusted tax basis in our Common Shares and would not be taxed again. You would not, however, be entitled to a deduction for your pro rata share of any losses that we incurred with respect to any year. In certain cases in which we did not distribute all of our earnings in a taxable year, you might also be permitted to elect to defer payment of some or all of the taxes on our income, subject to an interest charge on the deferred amount. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. You would generally make a QEF election with respect to the first year during which we were at any time a PFIC by filing IRS Form 8621 with your U.S. federal income tax return. The QEF election is made on a shareholder by shareholder basis and can only be revoked with the consent of the IRS. We will provide you with the information that is necessary to make a QEF election with respect to us or any lower-tier PFICs, upon request.

Notwithstanding any election made with respect to our Common Shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Certain United States Federal Income Tax Considerations — Distributions.” Instead, such dividends would be subject to tax at ordinary income rates.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our Common Shares if we are considered a PFIC in any taxable year.

Additional Tax on Passive Income

Certain U.S. Holders who are individuals, estates and trusts are required to pay a 3.8 percent tax on “net investment income” including, among other items, dividends and net gain from the sale or other disposition of property (other than property held in certain trades or businesses). You are urged to consult your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of our Common Shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of Common Shares and the proceeds received by you from the sale, exchange or other disposition of Common Shares within the United States unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

In addition, you should be aware that reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institution, if the aggregate value of all of such assets exceeds US$50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. You should consult your tax advisor regarding the application of the information reporting rules to our Common Shares.

During any taxable year in which we or any subsidiary is treated as a PFIC with respect to you, you may be required to file an annual report with the IRS. Failure to file such report could result in the imposition of penalties. You should consult your tax advisor concerning the PFIC annual filing requirements.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters, on behalf of Silver Standard by Lawson Lundell LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company. The partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

SCIENTIFIC AND TECHNICAL INFORMATION

All technical and scientific information relating to the Brucejack Project contained in this prospectus supplement and the accompanying short form base shelf prospectus, or incorporated by reference herein, is solely derived from, and in some instances is an extract from the Brucejack Technical Report, prepared by David Ireland, C.Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee, P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi,

P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo., each a “qualified person” for the purposes of NI 43-101. The Brucejack Technical Report has been filed with the Canadian securities regulatory authorities and is available electronically on the SEDAR website located at www.sedar.com under Pretium’s SEDAR profile. Reference should be made to the full text of the Brucejack Technical Report for a complete description of the assumptions, qualifications, references, reliances and procedures associated with the information in the Brucejack Technical Report. See “Interests of Experts”.

INTEREST OF EXPERTS

Each of the authors of the technical and scientific information referred to above under “Scientific and Technical Information” is a “qualified person” for the purposes of NI 43-101. Each qualified person, as applicable, has reviewed certain scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this prospectus supplement or has supervised the preparation of information upon which such scientific and technical information is based as detailed in the Brucejack Technical Report.

None of the persons listed above, nor any director, officer, employee or partner thereof, as applicable, received or will receive a direct or indirect interest in the property of the Company or any of its associate or affiliates. As at the date hereof, to the Company’s knowledge, none of the persons listed above hold any securities of the Company.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933 and the applicable published rules and regulations thereunder.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement under the heading “Documents Incorporated by Reference” and in the accompanying prospectus under “Documents Filed as Part of the Registration Statement”, the following document has been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the underwriting agreement described under the heading “Plan of Distribution”.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	July 16, 2014

U.S.$600,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Units

Warrants

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Pretium Resources Inc. (“Pretium” or the “Company”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to U.S.$600,000,000. The securities may be offered by us or by certain of our securityholders to be named in a prospectus supplement hereto. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

Our common shares are listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”), in each case, under the symbol “PVG”. On July 15, 2014, the last trading day before the date hereof, the closing price per share of our common shares was C$8.70 on the TSX and U.S.$8.09 on the NYSE. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this prospectus are, and the underwriters, dealers or agents named in any prospectus supplement may be, residents of a country other than the United States, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities regulator has approved or disapproved the securities offered hereby or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

Our head office is located at Suite 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and our registered office is located at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada.

Certain of the Company’s directors reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “U.S.$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Pretium” or the “Company”, refer to Pretium Resources Inc. together with our subsidiaries.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference and any prospectus supplement, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been

i

made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference herein, contain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Forward-looking statements may include, but are not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modelled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;
•	our history of negative operating cash flow, incurred losses and accumulated deficit;
•	market events and general economic conditions;
•	the inherent risk in the mining industry;
•	the commercial viability of our current and any acquired mineral rights;
•	availability of suitable infrastructure or damage to existing infrastructure;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Act;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	uncertainties related to title to our mineral properties and surface rights;
•	land reclamation requirements;
•	our ability to identify and successfully integrate any material properties we acquire;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	potential liabilities associated with our acquisition of material properties;
•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
•	changes to relevant legislation, accounting practices or increasing insurance costs;
•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
•	significant growth could place a strain on our management systems;
•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;
•	there is no market for our securities other than our common shares;
•	the trading price of our common shares is subject volatility due to market conditions;
•	future sales or issuances of our equity securities;
•	certain actions under U.S. federal securities laws may be unenforceable;
•	if we raise debt securities, they will be unsecured and will rank equally with other unsecured debt;
•	our broad discretion relating to the use of any proceeds raised hereunder;
•	we do not intend to pay dividends in the near future; and
•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus under the heading “Risk Factors” and elsewhere in this prospectus. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this prospectus, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this prospectus, forward-looking statements are not guarantees of future performance due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of Pretium Resources Inc. at Suite 1600 — 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada, telephone: (604) 558-1784 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	our annual information form for the fiscal year ended December 31, 2013, dated as of March 31, 2014;

•

our audited annual consolidated financial statements for the fiscal years ended December 31, 2013 and 2012, together with the notes thereto and the auditor’s reports thereon (the “Audited Financial Statements”);

•	our management’s discussion and analysis of our financial condition and results of operations for the years ended December 31, 2013 and 2012;

•	our unaudited condensed consolidated interim financial statements as at and for the three month periods ended March 31, 2014 and 2013;

•	our management’s discussion and analysis of our financial condition and results of operations for the three month period ended March 31, 2014;

•	our management information circular dated April 10, 2014, distributed in connection with our annual general meeting of shareholders held on May 14, 2014;

•

our material change report dated February 21, 2014 announcing a private placement equity offering of 568,182 “investment tax credit” flow-through common shares (the “ITC Flow-Through Shares”) and 1,863,455 “Canadian exploration expenses” flow-through common shares (the “CEE Flow-Through Shares” and together with the ITC Flow-Through Shares, the “Flow-Through Shares”) for aggregate gross proceeds to us of approximately C$20 million (the “2014 Private Placement”);

•	our material change report dated March 13, 2014 announcing highlights from the fourth quarter of 2013 and providing an update on our Brucejack Project;

•	our material change report dated March 14, 2014 announcing our adoption of an advance notice policy;

•	our material change report dated March 14, 2014 announcing the closing of the 2014 Private Placement;

•

our material change report dated March 20, 2014 announcing that Mr. James A. Currie was appointed as Chief Operating Officer and Mr. Joseph J. Ovsenek, our Chief Development Officer, was promoted to Executive Vice President;

•

our material change report dated March 20, 2014 announcing that the agent’s had exercised their option in respect of the 2014 Private Placement resulting in the issuance of an additional 869,566 CEE flow-through common shares for aggregate gross proceeds to us of approximately C$7 million;

•	our material change report dated May 14, 2014 announcing highlights from the first quarter of 2014 and providing an update on our Brucejack Project;

•	our material change report dated May 16, 2014 announcing that Mr. Peter Birkey was elected to our Board of Directors at our annual general meeting of shareholders held on May 14, 2014;

•	our material change report dated June 20, 2014, announcing the results of an updated NI 43-101 compliant feasibility study for the Brucejack Project; and

•

our NI 43-101 feasibility study on the Brucejack Project entitled “Feasibility Study and Technical Report Update on the BruceJack Project, Stewart, BC” with an effective date of June 19, 2014, which was prepared for us by Tetra Tech and co-authored by Snowden Mining Industry Consultants Inc. (“Snowden”), AMC Mining Consultants (Canada) Ltd. (“AMC”), ERM Rescan, BGC Engineering Inc. (“BGC”), Alpine Solutions Avalanche Services (“Alpine Solutions”) and Valard Construction (“Valard”) (the “Brucejack Technical Report”).

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this short form prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein

v

modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the form of indenture relating to the debt securities that may be issued under this prospectus.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2013	2012	2011
	U.S.$	U.S.$	U.S.$
Closing	0.9402	1.0051	0.9833
High	1.0164	1.0299	1.0583
Low	0.9348	0.9599	0.9430
Average	0.9710	1.0004	1.0111

	Three Months Ended March 31
	2014	2013	2012
	U.S.$	U.S.$	U.S.$
Closing	0.9047	0.9846	1.0009
High	0.9422	1.0164	1.0153
Low	0.8888	0.9696	0.9735
Average	0.9064	0.9917	0.9989

On July 15, 2014, the noon exchange rate as quoted by the Bank of Canada was U.S.$1.00 = C$1.0766.

THE COMPANY

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 22, 2010. We currently have two wholly-owned subsidiaries, Pretium Exploration Inc. and 0890696 B.C. Ltd, which hold our interests in the Brucejack Project and the assets related thereto, both of which were incorporated under the BCBCA. Pretium is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, each without par value. Our common shares commenced trading on the TSX on December 21, 2010 and on the NYSE on January 12, 2012.

Our registered office is located at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada and our head office and principal place of business are located at 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

Our Business

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas. Our only material mineral project for the purposes of National Instrument 43-101 – Standard of Disclosure for Mineral Projects (“NI 43-101”) is the Brucejack Project, an advanced stage exploration project located in north-western British Columbia (the “Brucejack Project”). We also have a 100% interest in the Snowfield Project (the “Snowfield Project”), which borders the Brucejack Project to the north.

We intend to focus our exploration and development efforts on the Brucejack Project and, in particular, on expanding, and increasing the quality of our mineral resources and on advancing engineering studies on the higher grade underground opportunities at the Brucejack Project.

Our strategy is to grow our business through the exploration and acquisition of quality precious metals projects. The Brucejack Project is our only material project and we intend to continue exploration of the Brucejack Project as described herein. We believe Snowfield Project represents a longer term gold opportunity. Although we currently do not have a development plan for the Snowfield Project, we intend to continue to explore the area and have budgeted for additional environmental studies which we believe will benefit both the Brucejack and Snowfield Projects.

We acquired the Brucejack Project, along with the Snowfield Project and other associated assets (together, the “Project Assets”), pursuant to an acquisition agreement dated October 28, 2010, as amended (the “Acquisition Agreement”), with Silver Standard Resources Inc. (“Silver Standard”), for an aggregate acquisition price of $450 million, consisting of a cash payment of $233,020,000 and the issuance of a total of 36,163,333 of our common shares (the “Acquisition”). We financed the cash portion of the Acquisition with part of the proceeds from our initial public offering, which closed concurrently with the acquisition of the Project Assets in December 2010.

We entered into an investor rights agreement dated December 21, 2010 (the “Investor Rights Agreement”) with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of our issued and outstanding common shares:

•

Silver Standard is entitled to nominate to serve as members of our board of directors (the “Board”) the number of nominees equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of issued and outstanding common shares and securities convertible or exchangeable into common shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number);

•

Silver Standard and its affiliates have the right to maintain their proportionate ownership of our common shares by participating pro rata in issuances of common shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates have the right to sell common shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

Recent Developments

Updated Technical Report for the Brucejack Project

On June 30, 2014, we filed the Brucejack Technical Report. For more details regarding the Brucejack Technical Report or the Brucejack Project generally, see “The Brucejack Project” below.

Management Changes & Corporate Update

On March 10, 2014, we announced the appointment of Mr. James A. Currie as our Chief Operating Officer with the intent that he will lead the development of the Brucejack Project into production as an underground mine. Joseph J. Ovsenek, Chief Development Officer, was concurrently promoted to Executive Vice President. Mr. Ovsenek joined Pretium in January 2011 as Chief Development Officer and Director, and oversees a broad scope of our strategic corporate functions including financing and project permitting.

Subsequently, we also announced the adoption of an advance notice policy to provide our shareholders, directors and management with a clear framework for nominating persons for election as directors of the Company. Among other things, the advance notice policy sets a deadline by which holders of record of our common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the advance notice policy.

On May 16, 2014, we announced that Mr. Peter Birkey was elected to the Board at our annual general meeting of shareholders held on May 14, 2014. Mr. Birkey, who was nominated by Liberty Metals & Mining Holding, LLC (“Liberty”) under the terms of the April 22, 2013 subscription agreement between Pretium and Liberty, will serve on the Board’s Audit committee. Pursuant to the April 22, 2013 subscription agreement, for so long as Liberty and their affiliates hold at least 4.75% of our issued and outstanding common shares, Liberty is entitled to nominate one individual to serve on our Board and Liberty has the right to maintain its and its affiliates proportionate ownership of our common shares by participating pro rata in issuances of our common shares (subject to certain exceptions). As of March 23, 2014, Liberty and its affiliates held approximately 6.3% of our issued and outstanding common shares.

2014 Private Placement

On March 6, 2014, we closed the 2014 Private Placement and on March 20, 2014, we closed the final tranche of the agents’ option in respect of the 2014 Private Placement. Pursuant to the 2014 Private Placement, we issued the ITC Flow-Through Shares at a price of $8.80 per share and the CEE Flow-Through Shares at a price of $8.05. A total of 3,425,327 Flow-Through Shares were issued under the offering, for aggregate gross proceeds to us of approximately $28.0 million.

THE BRUCEJACK PROJECT

Unless stated otherwise, the information in this section is solely derived from, and in some instances is an extract from, the Brucejack Technical Report. The Brucejack Technical Report is incorporated by reference herein and, for full technical details, reference should be made to the full text of the Brucejack Technical Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Brucejack Technical Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein.

The “Resource Estimate” in the Brucejack Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1 which require that all estimates be prepared in accordance with the “CIM Definition Standards on Mineral Resources and Mineral Reserves as prepared by the CIM Standing Committee on Reserve Definitions” and in effect as of the effective date of the Brucejack Technical Report. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Introduction

The Brucejack Project, located in northwestern British Columbia, will be a 2,700 t/d underground mining operation over a 18-year life-of-mine (“LOM”). Ore will be processed using a combination of conventional sulphide flotation and gravity concentration to recover gold and silver. The Brucejack Project is 100% owned by Pretium.

In 2014, Pretium commissioned a team of consultants to complete a feasibility study update in accordance with NI 43-101 for the Brucejack Project. The following consultants were commissioned to complete the component studies for the purpose of the feasibility study update:

•

Tetra Tech: overall project management; mineral processing and metallurgical testing; recovery methods; access infrastructure; internal site roads and pad areas; grading and drainage; ancillary facilities; water supply and distribution; water treatment plant; communications; power supply and distribution; fuel supply and distribution; off-site infrastructure; market studies and contracts; capital cost estimate; processing operating cost estimate; financial analysis; and project execution plan;

•

Snowden: property description and location; accessibility, climate, and physiology; history; geological setting and mineralization; deposit types; exploration; drilling; sample preparation; data verification; adjacent properties; and mineral resource estimates;

•	AMC: mining, including mine capital and operating cost estimates; and mineral reserve estimates;

•	ERM Rescan: environmental studies, permits, and social or community impacts; and tailings delivery system;

•	BGC: geotechnical design; mine hydrogeological/groundwater; waste disposal; environmental water management and water quality, acid rock drainage and metal leaching;

•	Alpine Solutions: avalanche hazard assessment; and

•	Valard: transmission line.

Property Description and Location

The Brucejack Project is situated approximately at 56°28’20”N Latitude by 130°11’31”W Longitude, a position approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine in the Province of British Columbia. The Brucejack Project consists of six mineral claims totalling 3,199.28 ha in area and all claims are in good standing until January 31, 2025.

The Brucejack Project and the surrounding region have a history rich in exploration for precious and base metals dating back to the late 1800s. More recently in 2009 Silver Standard began work on the Brucejack Project. The

2009 program included drilling, rock-chip and channel sampling, and re-sampling of historical drill core. In 2010, pursuant to the Acquisition Agreement between Silver Standard (as the seller) and Pretium (as the buyer), Silver Standard sold to Pretium all of the issued shares of 0890693 BC Ltd., the owner of the Brucejack Project and the adjacent Snowfield Project.

Geology and Mineralization

The Brucejack Project is largely underlain by volcano-sedimentary rocks of the Lower Jurassic Hazelton Group. These rocks unconformably overlie volcanic arc sedimentary rocks of the Upper Triassic Stuhini Group along the westernmost part of the Brucejack Project.

Gold (± silver) mineralization is hosted in predominantly sub-vertical vein, vein stockwork, and subordinate vein breccia systems of variable intensity. The vein/stockwork systems display both parallel and discordant relationships to stratigraphy. These systems are relatively continuous along strike (several tens of metres to several hundreds of metres).

Several mineralization zones have been explored to varying degrees including (from south to north): Bridge Zone, Valley of the Kings (the “VOK” or “VOK Zone”), West Zone, Gossan Hill, Shore Zone, and SG Zone.

High-grade gold mineralization in the VOK, the current focus of the Brucejack Project, occurs in a series of west-northwest (and subordinate west-southwest) trending sub-vertical corridors of structurally reoriented vein stockworks and vein breccias. Stockwork mineralization displays both discordant and concordant relationships to the volcanic pile stratigraphy. Gold is typically present as gold-rich electrum within deformed quartz-carbonate (±adularia) vein stockworks, veins, and subordinate vein breccias.

Recent underground exploration carried out as a part of the bulk sample program confirmed the location of corridors of stockwork-style mineralization and the lithological contacts in this part of the deposit (within the VOK).

The VOK deposit is currently defined over 1,200 m in east-west extent, 600 m in north-south extent, and up to 650 m in depth below the topographic surface. The West Zone appears to form the northern limb of an anticline that links up with the VOK in the south, and the southern limb of a syncline that extends further to the north. This zone, which is currently defined over 590 m along its northwest strike, 560 m across strike, and down to 650 m in depth, is open to the northwest, southeast, and at depth to the northeast.

The Brucejack deposit is considered to be a transitional to intermediate sulphidation epithermal stockwork vein system-hosted gold-silver deposit that was developed in a dynamic extensional basin. It is likely associated with a deeper porphyry system that developed within an active island arc tectonic setting.

Mineral Resource Estimates

In August 2013, Snowden was engaged by Pretium to complete an update of the Mineral Resource estimate for the VOK Zone at the Brucejack Project in compliance with NI 43-101 and Form 43-101F1. In addition, the West Zone estimate created as part of the April 2012 Mineral Resource estimate has been documented in the Brucejack Technical Report for completeness. West Zone was not updated for the Brucejack Technical Report Mineral Resource estimate as there has been very little additional drilling in this area.

Drilling, Sampling, Assaying and Data Verification

The input data for the VOK Mineral Resource estimate comprised 932 drillholes totalling 218,238 m. The drilling consisted of:

•	9 historic drillholes (579 m);

•	490 surface drillholes drilled between 2009 and 2012 (173,619 m);

•	24 surface drillholes drilled in 2013 (5,200 m); and

•	409 underground drillholes drilled in 2013 (38,840 m).

The sample data for the West Zone estimate comprised 756 drillholes (63,208 m) including 439 underground drillholes (24,688 m), 269 historical surface drillholes (21,321 m) and 48 surface drillholes (17,199 m) completed since 2009.

Historical drill core sizes for surface drillholes were generally NQ (47.6 mm diameter) or BQ (36.5 mm diameter). The core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 mm diameter).

Core sizes for Pretium’s surface collared drillholes were PQ (85 mm diameter), HQ (63.5 mm diameter) and NQ (47.6 mm diameter). Approximately 50% to 60% of the Pretium core was HQ size. For drillholes less than 600 m length, core size was commenced at HQ and reduced to NQ when required. For drillholes greater than 600 m length the commencing core size was PQ which was run down to between 200 m and 300 m in order to minimize drill path deviation. All drillcore collected from the underground drilling in 2013 was HQ size. No significant bias was noted between the PQ and HQ drill core samples that intersected the VOK mineralization. No testing was required on the NQ drill tails as these were almost without exception at depths below the main mineralization zones.

The drill collars were surveyed by McElhanney Surveying from Terrace, British Columbia. McElhanney Surveying used a total station instrument and permanent ground control stations for reference and have completed all the surveying on the Brucejack Project since 2009. All underground drill collars were surveyed by Procon.

Drillhole paths were surveyed at a nominal 50 m interval using a Reflex EZ single shot instrument. All drillhole paths were checked in a mining software package for deviation errors, which, if present, were corrected on a real time basis. There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

Split PQ samples weigh approximately 10 kg. HQ samples were around 6 kg and NQ 3 to 4 kg. These weights assume a nominal 1.5 m sample length. In general, the average sample size submitted to the primary analytical laboratory, ALS Chemex (“ALS”) was 6.5 kg. Samples at ALS were crushed to 70% passing 2 mm, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 µm (-200 mesh). The remaining coarse reject material was returned to Pretium for storage in their Stewart, British Columbia warehouse.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption spectroscopy finish. In addition, a 33 element package was also analysed using a four acid digest with an inductively coupled plasma-atomic emission spectroscopy finish, which included silver. Specific gravity determinations were done by ALS using the pycnometer method on pulps from the drilling program.

Sampling procedures (prior to dispatch) have been completed under the supervision and security of Pretium’s staff. Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies in line with standard industry practices.

Pretium ensured quality control was monitored throughout the drilling campaigns with the insertion of blanks, certified reference materials, and duplicates. All data was stored and managed by independent database managing company, Geospark Consulting Inc. who carried out real time quality assurance/quality control (“QA/QC”) analysis.

Snowden carried out several site inspections and reviewed Pretium’s procedures including:

•	independent sampling to verify the grade tenor;

•	inspection of the underground workings to confirm the mineralization style;

•	review of diamond core;

•	review of site procedures;

•	independent QA/QC analysis; and

•	independent data validation.

It is the opinion of the author of the Brucejack Technical Report that the sample preparation, security, and analytical procedures are satisfactory and that the data is suitable for use in Mineral Resource estimates.

Bulk Sample Test Work

In 2013, Pretium excavated a bulk sample from within the VOK to further evaluate the geological interpretation and provide a comparison with the results from the Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the typical mineralization in the VOK.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 t. The bulk sample was collected as a series of nominal 100-t rounds in underground development. Pretium elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, U.S.A. In Snowden’s opinion, the results of assaying of the samples from the sample tower provided an unacceptable degree of variation in the results due to the coarse gold nature of the mineralization and this information was not used further.

Prior to the December 2013 Mineral Resource estimate, the mill results from the underground bulk sample processing were used to investigate the local accuracy of the November 2012 Mineral Resource estimate within the VOK, and to determine whether the estimation methodology could be improved for the December 2013 Mineral Resource estimate.

A series of statistical tests were run to determine whether any bias exists between the surface diamond drilling, underground diamond drilling, underground channel samples, and chip samples. No significant difference/bias, based on the statistical analysis, was evident between the different sample types.

However, additional test work in the estimation did display some bias caused by directional drilling in the area of the bulk sample. The underground drilling had been aligned in a north-south orientation which is consistent with the orientation of some high-grade mineralization identified in the bulk sample, resulting in under sampling of this mineralization. Removal of the underground drillholes resulted in an increase in the grade of the local estimate.

While there is no bias evident between the channel samples and the drilling, the location of numerous channel samples in the centre of some of the higher-grade mineralization does result in a local overestimation around the bulk sample crosscuts. Consequently, the decision was made not to use the channel samples for the final mineral resource estimate.

The final metal and tonnes from the mill accounting were compared to those predicted by the November 2012 Mineral Resource estimate for each drive to assess the effectiveness of the resource modelling process. This test work has in part relied on comparisons between the test estimates and results from the bulk sample processing.

However, readers of this prospectus and the Brucejack Technical Report should be warned that there is a significant difference in the sample support for the resource estimate (each block in the resource estimate represents 2,700 t whereas the bulk sample packages are around 100 t), and the grade is not homogenous throughout any block. In other words, the grade can vary from a high-grade side of the block to a low-grade side of the block, whereas the block grade represents an average of the whole block. If the bulk sample happens to take a high-grade part of the block, then the comparison will look like the resource estimate under-estimated the grade, and conversely if the bulk sample takes a low-grade part of the block, then the comparison will look like the resource estimate over-estimated the grade in the block. Whilst it is not entirely valid to compare the results of the bulk sample with the resource estimate (given the different sample support) locally, it does provide the best opportunity to fine-tune the estimate to some hard data. The reader should be warned that the results are only used to give some local perspective to the grade estimates.

The results indicated that the November 2012 Mineral Resource underestimated the total metal content in the bulk sample by about 10%. In more detail, the November 2012 Mineral Resource estimated high-grade into lower-grade areas, and low-grade into the high-grade areas, a result of extrapolating the high-grade values around the high-grade core. This extrapolation of high-grade values was based on the nature of the mineralization and the interpreted continuity of the high grades.

Based on the bulk sample comparisons, Snowden concludes that the November 2012 Mineral Resource was a good representation of the contained metal within the VOK deposit and satisfactory for mining studies based around bulk underground mining, but that it was not locally accurate at the 10 m block scale. As a result further test work was undertaken to adjust the estimation method for the December 2013 Mineral Resource, to produce an estimate that is more responsive to the local scale grade variations.

The results of the test work included:

•	Removal of channel samples as these caused local scale over-estimation.

•

Local adjustment of domain boundaries and incorporation of the north-south mineralization domains into the main stockwork domain packages. Test work using separate domaining of the north-south mineralisation resulted in over-estimation of the grade in these areas.

•

Adjustment of the estimation parameters and methodology to reduce smoothing, including the method for re-blocking the high-grade Multiple Indicator Kriging estimates, the chosen parent cell size, and search neighbourhood parameters.

Mineral Resource Estimation

The mineralization in the VOK exists as steeply dipping semi-concordant (to stratigraphy) and discordant pod-like zones hosted in stockwork vein systems within the volcanic and volcaniclastic sequence. High-grade mineralization zones appear to be spatially associated, at least in part, with intensely silicified zones resulting from local silica flooding and over-pressure caprock formation. High-grade mineralization occurs both in the main east-west trending vein stockwork system, as well as in the rarer north-south trending part of the system. Snowden notes that Pretium has taken these various observations into consideration in its interpretation of the mineralization domains for the VOK.

A threshold grade of 0.3 g/t gold was found to generally identify the limits to the broad zones of mineralization as represented in the drill cores at West Zone and the VOK. In the VOK, a 1 g/t gold to 3 g/t gold threshold grade was used together with Pretium’s interpretation of the lithological domains, to interpret high-grade corridors within the broader mineralized zones, and define a series of mineralized domains for grade estimation.

All data was composited to the nominal sample length of 1.5 m prior to statistical analysis and estimation. Statistical analysis of the gold and silver data was carried out by lithological domain (at the VOK) and mineralized domain. Review of the statistics indicated that the grade distributions for the mineralization within the different lithologies are very similar and as a result these were combined for analysis. This is in agreement with field observations which indicate that the stockwork mineralization is superimposed on the stratigraphic sequence. The summary statistics of composite samples from all domains exhibit a strong positive skewness with high (greater than 1.6) coefficient of variation (ratio of the standard deviation to the mean) and some extreme grades.

Because of the extreme positive skew in the histograms of the gold and silver grades within the high-grade domains, Snowden elected to use a non-linear approach to estimation, employing the use of indicator and truncated distribution kriging. In this approach the proportion of high grade in a block was modelled, as was the grade of the high-grade portion, and the grade of the low-grade portion.

The high-grade population, which contains a significant number of samples with extreme grades, required indicator kriging methods for grade estimation. The low-grade population was estimated using ordinary kriging on the truncated (low-grade; less than 5 g/t gold and less than 50 g/t silver) part of the grade distribution.

Specific gravity was estimated into the model blocks using simple kriging of specific gravity measurements determined on sample pulps by ALS. As part of the 2012 surface drilling and 2013 underground drilling programs, Pretium selected a portion of the samples (207 and 204 samples, respectively) for core density (water immersion method) as well as the pulp specific gravity measurements in order to determine the impact of porosity.

Results of the comparison between the pulp specific gravity and core density measurements indicate that the core density is on average the same as the pulp specific gravity within the siliceous zone and approximately 3% lower, on average, for all other rock types. Consequently, all specific gravity estimates in the Mineral Resource model (which are based on the pulp specific gravity measurements), with the exception of the siliceous zone, were factored down by 3% to yield the corresponding bulk density.

Grade estimates and models were validated by: undertaking global grade comparisons with the input drillhole composites; visual validation of block model cross sections; grade trend plots; and comparing the results of the model to the bulk sample cross cuts.

The resource classification definitions (Measured, Indicated, Inferred) used for the estimates in the Brucejack Technical Report are those published by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Definition Standards” document.

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t gold equivalent (“AuEq”). The AuEq calculation used is: AuEq = Au + Ag/53. These blocks were then used as a guide to develop a set of wireframes defining coherent zones of mineralization which were classified as Measured, Indicated or Inferred and reported (Table 1.1 and Table 1.2).

Classification was applied based on geological confidence, data quality and grade variability. Areas classified as Measured Resources at West Zone are within the well-informed portion where the resource is informed by 5 m by 5 m or 5 m by 10 m spaced drilling. Measured Resources within VOK are informed by 5 m by 10 m to 10 m by 10 m underground fan drilling and restricted to the vicinity of the underground bulk sample.

Areas classified as Indicated Resources are informed by drilling on a 20 m by 20 m to 20 m by 40 m grid within West Zone and VOK. In addition, some blocks at the edge of the areas with 20 m by 20 m to 20 m by 40 m drilling, were downgraded to Inferred where the high grades appear to have too much influence. The remainder of the Mineral Resource is classified as Inferred Resources where there is some drilling information (and within around 100 m of drilling) and the blocks occur within the mineralized interpretation.

Areas where there is no informing data and/or the lower-grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

The Mineral Resource was reported above a 5 g/t AuEq cut-off grade for the VOK and West Zone (Table 1.1 and Table 1.2). The Mineral Resources are depleted for historical mining in West Zone and the recent underground bulk sample mining in VOK.

Table 1.1 - VOK Mineral Resource Estimate Based on a Cut-off Grade of 5 g/t AuEq – December 2013(1)(4)(5)

				Contained(3)
Category	Tonnes (million)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)

Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

(1)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in the Bruckjack Technical Report were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)

The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Contained metal and tonnes figures in totals may differ due to rounding.
(4)

The Mineral Resource estimate stated in Table 1.1 and Table 1.2 is defined using 5 m by 5 by 5 m blocks in the well drilled portion of West Zone (5 m by 10 m drilling or better) and 10 m by 10 m by 10 m blocks in the remainder of West Zone and in the VOK.

(5)	The AuEq value is defined as AuEq = Au + Ag/53.

Table 1.2 - West Zone Mineral Resource Estimate Based on a Cut-off Grade of 5 g/t AuEq – April 2012(1)(4)(5)

				Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)

Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

Notes:        (1), (2), (3), (4) and (5) - refer to footnotes in Table 1.1.

Mineral Processing and Metallurgical Testing

Metallurgical Testing

Several metallurgical test programs were carried out to investigate the metallurgical performance of the mineralization. The main test work was completed from 2009 to early 2014. The samples tested were generated from various drilling programs, including the samples tested by the bulk sample processing programs. The metallurgical test programs conducted on the Brucejack mineralization included head sample characteristics, gravity concentration, gold/silver bulk flotation, cyanidation, table concentrate melting and the determination of various process related parameters. The early test work focused on developing the flowsheet for gravity concentration, bulk flotation, and flotation concentrate cyanidation. The test work also studied the metallurgical responses of the samples to the gravity concentration flowsheet for gravity concentration followed by whole ore leaching. The later test work concentrated on the gravity-flotation concentration flowsheet.

In general, the VOK Zone and West Zone mineralization is moderately hard. The mineral samples tested responded well to the conventional combined gravity and flotation flowsheet. The gold in the mineralization was amenable to centrifugal gravity concentration. On average, 40 to 50% of the gold in the samples were recovered by the gravity concentration. The flotation tests results indicated that bulk flotation can effectively recover the gold remained in the gravity concentration tailings using potassium amyl xanthate as a collector at the natural pH. Two stages of cleaner flotation would significantly upgrade rougher flotation concentrate. The gold in the mineralization showed better metallurgical performance, compared to silver. On average, approximately 96 to 97% of the gold and 91 to 92% of the silver were recovered to the gravity concentrate and bulk flotation concentrate at the grind size of 80% passing approximately 70 to 80 µm. There was a significant variation in metallurgical performances among the samples tested. This may be a result of the nugget gold effect. The industrial runs on the 10,000-t bulk sample for the 2013 bulk sample processing program and the 1,200-t high-grade Cleo mineralization conducted in 2014 showed that the gravity/flotation process flowsheet as designed for the Brucejack mineralization suited the treatment of the bulk sample. The results also showed that the gravity/flotation flowsheet adapted well for the varying mineralization and the wide range feed grades that were experienced during processing of the bulk sample.

Cyanide leach tests were also conducted to investigate the gold and silver extractions from various samples, including head samples, flotation concentrates, flotation tailings and gravity concentrates. In general, most of the sample responded reasonably well to direct cyanidation, excluding a few of samples containing higher contents of graphite (carbon), arsenic, or electrum. Cyanide leach process has not been recommended for the study.

The test results suggest that the gold and silver recovery flowsheet for the mineralization should include gravity concentration, bulk rougher and scavenger flotation, rougher and scavenger concentrate regrinding, followed by cleaner flotation.

Mineral Processing

The process flowsheet developed for the Brucejack mineralization is a combination of conventional bulk sulphide flotation and gravity concentration to recover gold and silver. The processing plant will produce a gold-silver bearing flotation concentrate and gold-silver doré that will be produced by melting the gravity concentrate produced from the gravity concentration circuits. Based on the LOM average, the recovery process is estimated to produce approximately 5,600 kg of gold and 1,900 kg of silver as doré per year and 44,000 t of gold-silver bearing flotation concentrate per year from the mill feed, grading 14.1 g/t gold and 57.7 g/t silver. The estimated gold recoveries to the doré and flotation concentrate are 43.3% and 53.4%, respectively, totalling 96.7%. The estimated silver recoveries reporting to the doré and flotation concentrate are 3.5% and 86.5%, respectively, totalling 90.0%. The LOM average gold and silver contents of the flotation concentrate are anticipated to be approximately 157 g/t gold and 1,000 g/t silver. The flotation concentrate will be shipped off site to a smelter for further treatment to recover the gold and silver.

The process plant will consist of:

•	one stage of crushing (located underground);

•	a surge bin with a live capacity of 2,500 t on surface;

•	a semi-autogeneous grinding (SAG) mill and ball mill primary grinding circuit integrated with gravity concentration;

•	rougher flotation and rougher/scavenger flotation followed by rougher flotation concentrate regrinding; and

•	cleaner flotation processes.

A gravity concentration circuit will also be incorporated in the bulk concentrate regrinding circuit. The final flotation concentrate will be dewatered, bagged, and trucked to the transload facility in Terrace, British Columbia. It is expected that the flotation concentrate will be loaded in bulk form into rail cars for shipping to a smelter located in eastern Canada. The gravity concentrate will be refined in the gold room on site to produce gold-silver doré.

A portion of the flotation tailings will be used to make paste for backfilling the excavated stopes in the underground mine, and the balance will be stored in Brucejack Lake. The water from the thickener overflows will be recycled as process make-up water. Treated water from the water treatment plant will be used for mill cooling, gland seal service, reagent preparation, and make-up water.

The simplified flowsheet for the operation is shown in Figure 1.1.

Figure 1.1            Simplified Process Flowsheet

Mineral Reserve Estimates

A net smelter return (“NSR”) cut-off value of $180/t of ore was used to define the Mineral Reserves (as used in previous studies). For the feasibility study update, the average site operating costs over the LOM are calculated as $163.05/t, providing a minimum $16.95/t operating margin on ore mined.

The NSR for each block in the resource model was calculated as the payable revenue for gold and silver less the costs of refining, concentrate treatment, transportation, and insurance. The metal price assumptions are U.S.$1,100/oz gold and U.S.$17/oz silver.

The dilution factors were calculated from standard overbreak assumptions that are based on AMC’s experience and benchmarking of similar long hole open stoping (“LHOS”) operations. The overall LOM ore recovery is estimated at 94% with an overall ore dilution of 12%.

The Mineral Reserves are delineated in an orebody consisting of numerous independent lenses in the VOK Zone and two distinct lenses in the West Zone (Table 1.3). The Mineral Reserves were developed from the resource model, “bjbm_1313_v11_cut”, which was provided to AMC by Snowden—on behalf of Pretium—in February 2014.

Table 1.3 - Brucejack Mineral Reserves*, by Zone and by reserve Category

Zone		Ore Tonnes (Mt)	Grade		Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

VOK Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1.4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7

Notes:	*Rounding of some figures may lead to minor discrepancies in totals. Based on an NSR cut-off value of $180/t, U.S.$1,100/oz gold price, U.S.$17/oz silver price, C$/U.S.$ exchange rate = 0.92.

Mining Methods

The underground mine design is largely unchanged from the previous feasibility study, supporting the extraction of 2,700 t/d of ore via transverse LHOS and longitudinal LHOS. Paste backfill and modern trackless mobile equipment will be used. Mine access will be by a main decline from a surface portal close to the concentrator. A second decline will be dedicated to conveying crushed ore directly to the concentrator via two conveyors with a combined length of 800 m. There will be a two-year pre-production development period, with steady-state production being reached by the end of Year 2 of an 18-year LOM. The development and production sequence prioritizes high-grade areas while ramping up overall mine tonnage to the steady state, averaging approximately 980,000 t/a through to Year 16.

Geotechnical designs and recommendations are based on the results of site investigations, and geotechnical assessments that include rock mass characterization, structural geology interpretations, excavation and pillar stability analyses, and ground support design.

The groundwater flow system was conceptualized to provide inflow estimates to mine workings. These estimates referenced results of site investigations and hydrogeologic testing and were used to size dewatering equipment and as input to the process water balance.

During the pre-production period, most of the mobile equipment for development and stoping work will be supplied by Pretium and operated by a contractor. Key equipment requirements will include jumbos, load-haul-dumps (“LHDs”), haulage trucks, bolters, shotcrete sprayers, a long hole drill and a cable bolter. Raise development will be contracted out.

Underground manpower will consist of technical staff, mining crews, mechanics, electricians, and other support personnel. Pre-production manpower will be supplied by a contractor, except personnel required for maintenance and technical support. Total manpower required for full production is 351, with up to 176 personnel on site at any given time.

The ventilation system is designed to meet British Columbia regulations. Permanent surface fans will be located at the portals of the twin, intake declines. All intake air entering the mine will be heated above freezing point.

Paste fill distribution design is based on a dual pumping system. A positive displacement pump in the paste fill plant will provide paste to all of the West Zone and the lower zones of the VOK. The paste plant pump will also feed a booster pump located near the main access point to the VOK area located on 1,320 Level.

Ore will be trucked from working areas to an underground crusher and then transferred to surface via two, 1.07 m wide conveyors. Waste rock will be disposed in the underground mine whenever possible, with the balance trucked to surface for disposal in Brucejack Lake.

The mine will be dewatered using a dirty water system of sumps and pumps. Submersible and centrifugal pumps will be used for development and permanent mine operations. Solids captured in the main collection sump will be pumped to the mill for residual gold recovery. For underground worker safety, both permanent and portable refuge stations are planned. The emergency warning system will include phones, cap lamp warning system, and stench gas.

The total project initial mining capital during the pre-production period, including a 10% contingency, is estimated at $240 million. Sustaining mining capital of $280 million has been estimated for the production period. The total underground operating cost over the LOM is estimated to be $1,512 million, at an average LOM cost of $91.34/t.

Project Infrastructure

The Brucejack Project will require the development of a number of infrastructure items. The locations of project facilities and other infrastructure items were selected to take advantage of local topography, accommodate environmental considerations, and ensure efficient and convenient operation of the mine haul fleet. Figure 1.2 illustrates the overall site layout for the Brucejack Project. Figure 1.3 illustrates the mill site layout and Figure 1.4 illustrates the Knipple Transfer Station facility layout.

Project infrastructure will include:

•	a 79 km access road at Highway 37 and travelling westward to Brucejack Lake with the last 12 km of access road to the mine site traversing the main arm of the Knipple Glacier;

•	internal site roads and pad areas;

•	grading and drainage;

•	avalanche hazard assessment;

•	mill building and process plant;

•	mine site operation camp;

•	transmission line and substation;

•	ancillary facilities;

•	water supply and distribution;

•	water treatment plant;

•	waste disposal;

•	tailings delivery system;

•	Brucejack Lake outlet control;

•	communications;

•	power supply and distribution;

•	fuel supply and distribution; and

•	off-site infrastructure including the Bowser Airstrip and Camp and the Knipple Transfer Station facilities.

Figure 1.2            Overall Site Layout

Figure 1.3            Mill Site Layout

Figure 1.4            Knipple Transfer Station Facility Layout

Avalanche Hazard Assessment

An avalanche hazard assessment has been completed for the Brucejack Project. Mine site facilities and access routes are exposed to approximately 14 avalanche paths or areas, and the preliminary transmission line alignment crosses several avalanche paths. Avalanche magnitude and frequency varies depending on location. Potential consequences of avalanches reaching the Brucejack mine facilities, transmission line, worksites, and roads include damage to infrastructure, worker injury (or fatality), and project delays. Potential consequences of static snow loads on transmission towers include damage to towers and foundations, and potential loss of electrical service to the mine. Without mitigation to the effects of avalanches and static snow loading, there is a high likelihood of some of the above consequences affecting operations on an annual basis.

Avalanche mitigation for the Brucejack Project includes location planning, in order to avoid placement of facilities in avalanche hazard areas. For areas where personnel and infrastructure may be exposed, an avalanche management program will be implemented for mine operations during avalanche season (October through June). The program will utilize an Avalanche Technician team to determine periods of elevated avalanche hazard and provide recommendations for closures of hazard areas. The options for reducing control include explosive control, or waiting for natural settlement. Areas that are expected to have increased frequency of hazard and consequences will be evaluated for the installation of the remote avalanche control system (“RACS”) in order to allow for avalanche explosive control during reduced visibility (darkness and during storms). An allowance has been made in the capital and operating cost estimates for six RACSs.

Transmission Line

For the Brucejack transmission line, Pretium retained Valard to review potential routes and develop an initial design for the transmission line to the Brucejack Project site, based on Valard’s current experience in the area. To this end, Valard reviewed potential routes and determined the preferred route to be an extension from an existing transmission line from a hydro generation facility to the south (near Stewart, British Columbia) to the Brucejack Project site. Based on the terrain and the expected construction conditions, single steel monopole towers are recommended for the design. Site review indicates that the hazards in the area can be avoided through diligent siting of the tower structures as well as through an active snow avalanche program.

Tailings Delivery System

Approximately one half of the tailings produced by mine operations will be stored underground as paste backfill and approximately one half will be placed on the bottom of Brucejack Lake. Tailings will be pumped from the tailings thickener at the process plant by slurry pipeline to the lake in a manner which will minimize suspended solids concentrations at the lake outlet. Fine particulate solids may also be suspended in the lake surface layer if fine waste rock is placed in the lake. Investigations on minimizing or eliminating this source of suspended solids in the lake outflow are underway.

Environmental

Pretium is committed to operating the mine in a sustainable manner and according to our guiding principles. Every reasonable effort will be made to minimize long-term environmental impacts and to ensure that the Brucejack Project provides lasting benefits to local communities while generating substantial economic and social advantages for shareholders, employees, and the broader community. Pretium respects the traditional knowledge of the Aboriginal peoples who have historically occupied or used the Brucejack Project area. The Brucejack Project area ecosystem is relatively undisturbed by human activities. Pretium’s objective is to retain the current ecosystem integrity as much as possible during the construction and operation of the Brucejack Project. Upon closure and reclamation of the Brucejack Project, the intent will be to return the disturbed areas to a level of productivity equal to or better than that which existed prior to project development, and for the end configuration to be consistent with pre-existing ecosystems to the extent possible.

Capital Costs

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Brucejack Project is U.S.$746.9 million. A summary breakdown of the initial capital cost, including direct costs, indirect costs, owner’s costs, and contingency is provided in Table 1.4.

Table 1.4 - Summary of Initial Capital Cost

Major Area	Area Description	Capital Cost (U.S.$ million)

Direct Costs
11	Mine Site	21.5
21	Mine Underground	179.5
31	Mine Site Process	53.8
32	Mine Site Utilities	30.5
33	Mine Site Facilities	53.5
34	Mine Site Tailings	3.5
35	Mine Site Temporary Facilities	33.4
36	Mine Site (Surface) Mobile Equipment	14.6
84	Off Site Infrastructure	89.1
Subtotal Direct Costs		479.4
91	Indirect Costs	127.5
98	Owner’s Costs	71.0
99	Contingency	69.0
Total Initial Capital Cost		746.9

Note: Numbers may not add due to rounding.

The purpose of this capital cost estimate is to provide feasibility-level input to the Brucejack Project financial model.

This is a Class 3 feasibility cost estimate prepared in accordance with the standards of the Association for the Advancement of Cost Engineering International (the “AACE”). The estimated degree of project definition meets or exceeds 30%. The accuracy of this estimate is deemed to be -15%/+20%. There was no deviation from the AACE’s recommended practices in the preparation of this estimate.

This feasibility estimate was prepared with a base date of Q2 2014 and does not include any escalation beyond this date. The quotations used for this feasibility study estimate were obtained in Q2 2014, and have a validity period of 90 days.

The capital cost estimate uses U.S. dollars as the base currency. Foreign exchange rates were applied as required. Duties and taxes and taxes are not included in the estimate. This estimate is divided into four general sections (direct costs, indirect costs, owners’ costs and contingency) and was developed based largely on first principles from a design, planning, and cost basis.

Operating Costs

The total LOM average operating cost for the Brucejack Project is estimated at $163.05/t ore milled which includes for:

•	mining;

•	process;

•	general and administration (G&A);

•	surface services;

•	backfill, including paste preparation; and

•	water treatment.

The operating costs exclude sustaining capital costs, off-site costs (such as shipping and smelting costs), taxes, or other government imposed costs, unless otherwise noted.

A total of 593 personnel are projected to be required for the Brucejack Project. The unit cost estimates are based on the LOM ore production and a mine life of 18 years. The currency exchange rate used for the estimate is 1.00:0.92 (C$/U.S.$). The operating cost for the Brucejack Project has been estimated in Canadian dollars within an accuracy range of ±15%. A summary of the overall operating cost is presented in Table 1.5. The cost distribution is illustrated in Figure 1.5.

Table 1.5 - Overall Operating Cost

Area	Personnel	Unit Operating Cost ($/t milled)

Mining*	351**	91.34
Processing	100	19.69
G&A	54	30.87
Surface Services	78	17.18
Backfilling	6	2.11
Water Treatment	4	1.86
Total	593	163.05

Notes:

*Average LOM mining cost including crushing cost, cement cost for backfill and back-hauling cost for the preproduction ore stocked on the surface; if excluding the ore mined during preproduction, the estimated unit cost is $91.78/t.

**351 workers during Year 3 to 12 and less mining personnel requirement is estimated for the rest of the operation years

Figure 1.5            Overall Operating Cost Distribution

Economic Analysis

Tetra Tech prepared an economic evaluation of the Brucejack Project based on a pre-tax financial model. For the 18-year LOM and 16.55 Mt of mine plan tonnage, the following pre-tax financial parameters were calculated:

•	34.7% internal rate of return (“IRR”);

•	2.7-year payback on the U.S.$746.9 million initial capital; and

•	U.S.$2,251 million net present value (NPV) at a 5% discount rate.

A post-tax economic evaluation of the Brucejack Project was prepared with the inclusion of applicable taxes. The following post-tax financial parameters were calculated:

•	28.5% IRR;

•	2.8-year payback on the U.S.$746.9 million initial capital; and

•	U.S.$1,445 million NPV at a 5% discount rate.

The base case metal prices and exchange rate used for the Brucejack Technical Report are as follows:

•	gold – U.S.$1,100/oz

•	silver – U.S.$17.00/oz

•	exchange rate – 0.92:1.00 (U.S.$:C$).

Project Execution Plan

The Brucejack Project will take approximately 33 months to complete from the start of basic engineering, through construction, to introduction of first material into the mill. A further two months is planned for commissioning and production ramp-up. The Brucejack Project execution schedule was developed to a Level 2 detail of all activities required to complete the Brucejack Project.

The Brucejack Project will transition from the study phase to basic engineering in Q3 2014 and will move forward in the following phases:

•

Stage l – early works including mine development, the environmental assessment certificate (“EAC”) application, permitting, access road upgrades, preliminary power transmission line right-of-way (ROW), basic engineering, and the procurement of long-lead equipment.

•	Stage ll – full project execution (following permit approval), including detailed engineering, procurement, construction team mobilization, construction, and commissioning.

The Brucejack Project schedule identifies the following significant key milestone dates (Table 1.6) from feasibility completion to project handover.

Table 1.6 - Key Milestone Dates

Year	Quarter	Activity

2014	2	Feasibility Study Update Completion
2014	3	Start of Basic Engineering
2014	3	EPCM Award
2015	2	Start of Stage l Early Works Construction
2016	1	Detailed Engineering Completion
2016	1	Start of Stage ll Full Project Execution Construction
2017	2	Surface Mechanical Completion
2017	2	Underground Mechanical Completion
2017	3	Mine Site Commissioning Completion
2017	3	Project Handover

Note: EPCM = engineering, procurement, construction management

Conclusions and Recommendations

Pretium will continue to advance engineering at the Brucejack Project in support of the ongoing permitting process. On July 2, 2014, Pretium announced that it had filed its application for an EAC. After obtaining permits, and subject to a production decision, Pretium anticipates commencing construction of the mine at the Brucejack Project in the first half of 2015.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information included, or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including our common shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

Risks Relating to Our Business

The Company is subject to lawsuits that could divert its resources and result in the payment of significant damages and other remedies.

The Company is engaged as a defendant in several class action lawsuits filed by certain shareholders of the Company, as further described below. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition.

As of the date hereof, we are aware of the following legal proceedings:

Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden (the “Wong Action”). A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”). The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden. The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s common shares commencing on November 22, 2012 and ending on October 22, 2013 (in the case of the Wong Action) or commencing on July 23, 2013 and ending on October 21, 2013 (in the case of the Tahzibi Action). The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding the Brucejack Project, including statements with respect to probable mineral reserves and future gold production at the Brucejack Project. The plaintiffs further allege that until October 22, 2013, the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. (“Strathcona”) for its resignation as an independent qualified person overseeing the bulk sample program. The Tahzibi Action also includes a claim for unjust enrichment as against Mr. McNaughton.

Consultants from Strathcona were engaged in late 2012 as independent qualified persons to oversee the 10,000-tonne bulk sample program and produce a report at the conclusion of the program once all data, including the assay results from sample tower and the 16,789 meters of completed underground drilling, had been compiled. The report was expected to reconcile the assay results from the sample tower against a local resource estimate prepared by Snowden based on the program drilling, which would provide an empirical grade prediction variance for a stope-sized tonnage that could be related to and used for resource classification. Strathcona’s report on the program was expected in early 2014.

Strathcona withdrew from the program on October 8, 2013 before any results from the processing of the bulk sample were available. In withdrawing from the program, Strathcona advised the Company that “…there are no valid gold mineral resources for the VOK Zone, and without mineral resources there can be no mineral reserves, and without mineral reserves there can be no basis for a Feasibility Study.” They also advised that “…statements included in all recent press releases [by Pretium] about probable mineral reserves and future gold production [from the VOK Zone] over a 22-year mine life are erroneous and misleading.” Snowden maintained its stance that its November 2012 Mineral Resource estimate remained valid, and had taken steps to involve a third party peer review in its up-coming mineral resource update.

In addition, Strathcona advised that “The infrequent high-grade intercepts reported in the press releases have been shown in the underground exposures of the bulk sample program to usually be of very narrow width (0.5 meters) and associated with narrow geological structures that occasionally have mineable continuity as in the case of the Cleopatra Vein.” We noted at the time that the results from the VOK program drilling had been, from the outset, consistent with results from prior exploration drilling in the VOK. Drilling had frequently intersected extreme grade mineralization over narrow widths, with 47 intersections grading greater than 1,000 grams of gold per tonne from underground drilling (on average there is one in every 550 meters of 2013 drilling) and 125 intersections in total to date grading greater than 1,000 grams of gold per tonne for the VOK. The program was initiated, amongst other reasons, to determine the bulk mineability of the VOK mineralization. These reasons and the form of mineralization had been discussed with Strathcona prior to their engagement.

When it withdrew, Strathcona advised Pretium that it had previously asserted similar views critiquing the Snowden resource model for the VOK, accompanied with “recommendations” for public disclosure of the preliminary bulk sample data supporting their conclusions. At one point, these assertions, conclusions and “recommendations” were made on the basis of approximately 20% of the underground drilling results, no assay results from the sample tower and no results from production.

Snowden consistently and repeatedly advised in response to all comments from Strathcona that the true test of the resource estimate would only come from the reconciliation results between the ultimate grade of the bulk sample (as defined by produced metal and metal accounting) and the grade of the resource estimate for the same volume. Strathcona resigned before Snowden had an opportunity to formally respond to their assertions.

Both Pretium’s management and Snowden shared a number of significant concerns with respect to Strathcona’s conclusions. They contended that the Strathcona conclusions were based on: (a) the interpretation of preliminary data, (b) the interpretation of too few data, and (c) the incorrect interpretation and application of preliminary local data for comparison to the resource estimate model. Pretium management and Snowden also shared significant concerns that the sampling tower approach for the VOK deposit may be flawed.

The Wong Action claims $60 million in general damages. The Tahzibi Action claims $250 million in general damages.

The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge. The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

United States Class Actions

Between October 2013 and November 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the U.S. securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased the Company’s common shares between November 20, 2012 and October 21, 2013. In March 2014, the plaintiffs filed a consolidated amended class action complaint.

In May 2014, the defendants moved to dismiss the consolidated amended class action complaint. The motion remains pending. The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

We have no mineral properties in production or under development and even if the development of any of our properties is found to be economically feasible, we will be subject to all of the risks associated with establishing new mining operations.

We do not currently have mineral properties under development. Even if the future development of any of our properties is found to be economically feasible, and the development of which is approved by the Board, such development will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, First Nations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

We are an exploration stage company that has no history of production and no revenue from operations. We cannot provide assurance that we will generate any operating revenues at our mineral properties in the future.

We are an exploration company and all of our properties are in the exploration stage, including the Brucejack Project. We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.

We anticipate that we will continue to incur exploration and development costs without realizing any revenues for the foreseeable future. We expect to continue to incur losses unless and until such time as one or more of our mineral properties enters into commercial production and generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Brucejack Project, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will ever develop a mine at the Brucejack Project.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We are an exploration company with limited financial resources. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

We are dependent on the Brucejack Project for our future operating revenue.

Our only material property for the purposes of NI 43-101 is the Brucejack Project, which has a limited life based on mineral resource estimates. Mineral resources are not mineral reserves and do not have demonstrated economic viability. In order to be able to develop a mine and commence production, we will be required to expand our mineral resources and obtain mineral reserves. In the absence of additional mineral projects, the Company will be solely dependent upon the Brucejack Project for its revenue and profits, if any. In addition, development costs are difficult to predict and may render the development of the Brucejack Project financially unfeasible. Should the development of the Brucejack Project turn out to be not possible or practicable, for political, engineering, technical, economic, legal or other reasons, our business and financial position will be significantly and adversely affected.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this prospectus or in any document incorporated by reference herein, any figures for mineral resources which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserve estimates or mineral resource estimates are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades, operating costs and other assumptions that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, this may have an impact on the economic model for the Brucejack Project. A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

No assurances can be given that any mineral resource estimates for the Brucejack Project will ultimately be reclassified as proven or probable mineral reserves. The failure to establish proven and probable mineral reserves could restrict our ability to successfully implement our strategies for long-term growth and may impact future cash flows, earnings, results of operation and financial condition.

Uncertainty exists related to mineral resources.

There is a risk that inferred mineral resources referred to in this prospectus cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. In addition, there is no assurance that any mineral resources will, as a result of continued exploration, be determined to have sufficient geological continuity so as to be upgraded to constitute proven and probable mineral reserves.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, may materially and adversely affect our revenues and the value of our mineral properties.

Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	the supply of, and demand for, these metals;
•	speculative activities;
•	the availability and costs of metal substitutes;
•	expectations for inflation; and
•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels. A sustained period of declining gold and other metal prices would adversely affect our financial performance, financial position and results of operations.

We have a history of negative operating cash flow and a significant accumulated deficit. We may continue to incur losses and to experience negative operating cash flow for the foreseeable future.

We have incurred net losses in each fiscal year since our inception. For the year ended December 31, 2013, we had a net loss of $16.6 million and at December 31, 2013, we had an accumulated deficit of $63.3 million. We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. We have increased our exploration expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in exploration expenses may result in larger losses in future periods.

The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

The Company had negative operating cash flow for the financial years ended December 31, 2012 and December 31, 2013. The Company anticipates that it will continue to have negative cash flow until such time, if at all, that profitable commercial production is achieved. We cannot provide assurance that we will ever achieve profitability. To the extent that the Company has negative cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

General market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Recent economic events have created further uncertainty in global financial and equity markets. If the current crisis persists or worsens, it could lead to increased political uncertainty and financial turmoil. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;
•	the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;
•	continued recessionary pressures could adversely impact demand for our production;
•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and
•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;
•	metallurgical and other processing problems;
•	metal losses;
•	environmental hazards;
•	power outages;
•	labour disruptions;
•	industrial accidents;
•	periodic interruptions due to inclement or hazardous weather conditions;
•	flooding, explosions, fire, rockbursts, cave-ins and landslides;
•	mechanical equipment and facility performance problems;
•	avalanches; and
•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We cannot provide assurance that we currently hold or will successfully acquire commercially mineable mineral rights.

Exploration for and development of gold properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties.

Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we currently hold or will successfully acquire commercially mineable (or viable) mineral rights.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, government, First Nations or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability. In addition, there are risks associated with the construction of an underground mining project relating to, among other things, supervision of the contractors, cost estimating, delivery and operation of equipment, and disposal of waste rock.

We are subject to significant governmental regulations.

We are subject to significant governmental regulations, including regulations in the following areas:

•	environmental protection;
•	management and use of toxic substances and explosives;

•	management of tailings and other wastes;
•	management of natural resources and land;
•	exploration and development of mineral properties;
•	mine construction;
•	mine production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation and mining royalties;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that we have obtained, could adversely affect our business.

Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control. Shortages of personnel in various levels of government could result in delays or inefficiencies. Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely effect the permitting timeline of our projects. Negative public and stakeholder opinion is another factor that could affect the permitting timeline. As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage. In addition, our future development plans may require us to obtain the necessary surface rights from the owners of such rights in order to complete the development of our projects.

We cannot provide assurance that all rights and permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. In particular, we will require environmental assessments under federal and provincial legislation and specific permits and authorizations, including for the disposal of tailings from the Brucejack Project into Brucejack Lake. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

Environmental hazards may exist on our properties that are unknown to us at the present time and have been caused by previous owners or operators or that may have occurred naturally. We may be liable for remediating such damage.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action.

Compliance with emerging climate change regulations could result in significant costs and the effects of climate change may present physical risks to our operations.

Climate change refers to any changes in climate over time that is directly or indirectly attributable to human activity. This includes changes in weather patterns, frequency of extreme weather events, temperatures, sea levels and water availability. We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly as further described below.

Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition.

Extreme weather events (such as increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our exploration and development plans. Extended disruptions could have adverse effects on our results of operations and financial condition.

We may be subject to claims and legal proceedings that could materially adversely impact our financial position, financial performance and results of operations.

Due to the nature of the Company’s business, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company’s business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our 2013 and 2012 fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

We are subject to increased regulatory compliance costs relating to the Dodd-Frank Act.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act. If we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed. For example, in December 2011, approved amendments to require companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect our business results. We may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with new regulations and additional reporting and disclosure obligations.

We face potential opposition from non-governmental organizations.

In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGOs have taken such actions as road closures, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our results of operations or financial condition.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, including areas where the Company’s operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. Such aboriginal rights and title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, decisions of the Supreme Court of Canada and the British Columbia Supreme Court cast doubt on the provincial government’s ability to justify infringements of treaty rights and aboriginal title, respectively. The effect of such claims on any particular area of land will not be determinable until the exact nature of historical use, occupancy and rights to such property have been clarified by a decision of the Courts or definition in a treaty. First Nations in the province are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The federal and provincial governments have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to undertake traditional pursuits (like hunting, gathering, trapping and fishing) on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved in the near future.

In a landmark decision in 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. This decision was re-enforced in a 2010 decision of the Supreme Court of Canada, in which the Court re-affirmed and re-stated the test for determining when the duty to consult arises. The Court has made clear that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits, will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005, the Supreme Court of Canada confirmed that this duty exists with respect to claimed treaty rights.

A portion of the Brucejack Project lies within traditional First Nation territory and in the Nass Area, as defined in the final agreement between the Nisga’ a First Nation and the federal and provincial governments, which came into effect on May 11, 2000 (the “Final Agreement”). However, there may be overlapping claims by other First Nations. Given the unsettled nature of land claims and treaty rights in British Columbia, as well as the rights of the Nisga’ a under the Nisga’ a Final Agreement, there can be no guarantee that there will not be delays in project approval, unexpected interruptions in project progress, or additional costs to advance the Company’s projects.

In order to facilitate mine permitting, construction and the commencement of mining activities, the Company may deem it necessary and prudent to try to obtain the cooperation and approval of the local First Nations groups. Any cooperation and approval may be predicated on our committing to take measures to limit the adverse impacts on local First Nations groups and ensuring that some of the economic benefits of the construction and mining activity will be enjoyed by the local First Nations groups. There can be no guarantee that any of our efforts to secure such cooperation or approval would be successful or that the assertion of First Nations rights and title, or claims of insufficient consultation or accommodation, will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance our projects.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We hold mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property could cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could also result in our not being compensated for our prior expenditures relating to such property.

Land reclamation requirements for our exploration properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend may be materially higher than our estimates. Any additional amounts we are required to spend on reclamation and mine closure may have a material adverse effect on our financial performance, financial condition and results of operations.

We may fail to identify attractive acquisition candidates or may fail to successfully integrate acquired material properties.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. The identification of attractive candidates and integration of acquired properties, assets or entities involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
•	ability to achieve identified and anticipated operating and financial synergies;
•	unanticipated costs;
•	diversion of management attention from existing business;
•	potential loss of our key employees or key employees of any business acquired;
•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition. We may not be able to successfully overcome these risks and other problems associated with acquisitions, and this may adversely affect our business, financial condition or results of operations.

In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Acquisition costs, additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be adversely affected by future fluctuations in foreign exchange rates.

Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent that the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the rate estimated in any future development plans, the profitability of our projects will be affected. Accordingly, our prospects may suffer due to adverse currency fluctuations.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

The mining industry is very competitive.

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Our competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than we can. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives and other highly skilled and experienced personnel to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton, James Currie and Peter de Visser are currently our key executives. It will be necessary for us to recruit additional skilled and experienced management and personnel. Our inability to do so, or the loss of Mr. Quartermain, or any of our key executives, or our inability to attract and retain suitable replacements for such executives or the additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, Silver Standard. To the extent that such other companies may participate in ventures that we may also participate in, or in ventures that we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may be unable to attract development partners.

The Company may seek to develop some or all of its projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. The Company may be unable to find such partners or to negotiate satisfactory terms therewith, in which case the Company will be obliged to either postpone development of such project or proceed alone with the costs of further development.

Potential liabilities associated with the Acquisition.

We conducted due diligence with respect to the Brucejack Project and the other Project Assets prior to our acquisition of such assets in December 2010; however, there is no certainty that our due diligence procedures revealed all of the risks and liabilities associated with the Acquisition. Silver Standard provided limited representations in the Acquisition Agreement with respect to the Brucejack Project and other Project Assets and those representations were limited by the knowledge of the persons giving such representations. The survival period of those representations has since expired. Also, under the Acquisition Agreement the Company agreed to assume all environmental liabilities with respect to the Brucejack Project and other Project Assets. There may be material environmental or other material liabilities that we are not aware of and, accordingly, the potential monetary cost of such liabilities is also unknown.

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the UK’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada (“CFPOA”)), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (such as the UK’s Bribery Act, the CFPOA and the OECD Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our Board, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment; and
•	our Board can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the Board determines.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our common shares, being lower than it would be without these provisions.

A period of significant growth can place a strain on management systems.

If we experience a period of significant growth in the number of our personnel this could place a strain upon our management systems and resources. Our future will depend in part on the ability of our officers and other key employees to implement and improve our financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage our employee workforce. There can be no assurance that we will be able to effectively manage such growth. Our failure to do so could have a material adverse effect upon our business, prospects, results of operation and financial condition.

Significant shareholders of the Company could influence our business operations and sales of our common shares by such significant shareholders could influence our common share price.

To the best of our knowledge, Silver Standard holds approximately 17.5% of our outstanding common shares. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the common shares held by Silver Standard and securities convertible or exchangeable into common shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our common shares. In addition, the potential that Silver Standard may sell its common shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such common shares in the public market, could adversely affect the market price of the common shares.

Pursuant to a subscription agreement between Liberty and the Company dated April 22, 2013, for so long as Liberty and their affiliates hold at least 4.75% of our issued and outstanding common shares, Liberty is entitled to nominate one individual to serve on our Board. See “Recent Developments – Management Changes and Corporate Updates”.

Risks Relating to the Offering of Securities

There is currently no market through which our securities, other than our common shares, may be sold.

There is currently no market through which our securities, other than our common shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities, subscription receipts, units or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our common shares, will develop or, if developed, that any such market, including for our common shares, will be sustained.

Our common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of our common shares. For example, since January 1, 2014 to July 7, 2014, the closing price of our common shares on the TSX has ranged from a low of C$5.20 to a high of C$9.00 and on the NYSE has ranged from a low of U.S.$4.81 to a high of U.S.$8.42.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our common shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our common shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of common shares in the market, or the perception that these sales could occur, during the currency of this prospectus. Sales of our common shares by shareholders pursuant to this prospectus or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws.

We are a company incorporated under the laws of the Province of British Columbia. Most of our directors and officers, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.

We will have broad discretion in the use of the net proceeds of an offering of our securities and may not use them to effectively manage our business.

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, we will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our common shares, and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our exploration activities and further development and the expansion of our business. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that Pretium was a PFIC for the 2013 financial year. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities to advance our business objectives outlined herein. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

PRIOR SALES

Information in respect of our common shares that we issued within the previous twelve month period, common shares that we issued upon the exercise of options granted under our incentive stock option plan, and in respect of options to acquire our common shares that we granted under such plan, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

MARKET FOR SECURITIES

Our common shares are listed on the TSX in Canada (trading symbol: PVG) and on the NYSE in the United States (trading symbol: PVG). Trading price and volume of the Company’s securities will be provided as required for all of our common shares, as applicable, in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year or preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

Since March 31, 2014, the date of our most recently published interim financial statements, there have been no material changes in our consolidated share and loan capital. Information relating to any issuances of our common shares within the previous twelve month period will be provided as required in a prospectus supplement under the heading “Prior Sales”.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of the date of this prospectus, we had 108,476,377 common shares and nil preferred shares of any series issued and outstanding. In addition, as of the date of this prospectus, there were 10,351,950 common shares issuable upon the exercise of outstanding stock options and no outstanding common share purchase warrants.

Common Shares

All of our common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of our common shares are entitled to receive any dividends declared by the Company in respect of the common shares, subject to the rights of holders of other classes ranking in priority to our common shares with respect to the payment of dividends, on a pro rata basis. Any alteration of the rights attached to our common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the BCBCA. See “Risk Factors”.

In May 2012, we adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid.

Dividend Policy

We have not paid any dividends to date on our common shares. We do not currently expect to pay any dividends on our common shares for the foreseeable future.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities, “we”, “us”, “our” or “Pretium” refer to Pretium Resources Inc., but not to our subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the BCBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may also issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;

•	whether the payment of the debt securities will be guaranteed by any other person;

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the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

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whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places we will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

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whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

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whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

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the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$2,000 and any multiple of U.S.$l,000 in excess thereof and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our common shares or other property;

•	whether payments on the debt securities will be payable with reference to any index or formula;

•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

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the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

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any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

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issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

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register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

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exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

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issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

The indenture will provide that we may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

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we are the surviving person, or the resulting, surviving or transferee person, if other than us or a co-issuer, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

•	the successor person (if not us) assumes all of our obligations under the debt securities and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debt securities and the indenture.

Provision of Financial Information

We will file with the trustee, within 20 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

•	within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

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within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not we have any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Notwithstanding the foregoing, to the extent permitted by the indenture, we will be deemed to have filed such reports referred to above with the trustee if we have filed or furnished such reports with the SEC via the EDGAR filing system and such reports are publically available.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	we fail to make any required sinking fund or analogous payment for that series of debt securities;

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we fail to observe or perform any of the covenants described in the section “Description of Debt Securities — Merger, Amalgamation or Consolidation” as may be amended or supplemented by the applicable prospectus supplement for a period of 30 days;

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we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

•

a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to the applicable prospectus supplement or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such other indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or

•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•

the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

•

an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	adversely affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of debt securities;

•	reduce the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•

provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the debt securities;

•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

•

cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint Puglisi & Associates, 850 Liberty Avenue, Suite 204, Newark, Delaware 19711 as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney

General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of common shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;

•	the price at which the equity warrants will be offered;

•	the currency or currencies in which the equity warrants will be offered;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•

the number of common shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each equity warrant;

•

the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

•	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

•	whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

•	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of debt warrants;

•	the price at which the debt warrants will be offered;

•	the currency or currencies in which the debt warrants will be offered;

•	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

•	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

•

the principal amount of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of debt warrants that may be exercised at any one time;

•	whether the debt warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the debt warrants; and

•	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Pretium may issue units, which may consist of one or more common shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;

•	the price at which the units will be offered;

•	the designation, number and terms of the securities comprising the units and any agreement governing the units;

•	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

•	whether we will apply to list the units on any exchange;

•	material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

•	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, common shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada and the United States after it has entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;

•	the price at which the subscription receipts will be offered;

•

the designation, number and terms of the common shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the common shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of the common shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the common shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold common shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

•

procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of Pretium to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether we will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether we will issue the subscription receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the common shares, warrants or other Pretium securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of common shares;

•	whether we will apply to list the subscription receipts on any exchange;

•	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

•	any other material terms or conditions of the subscription receipts.

Original purchasers of Subscription Receipts will have a contractual right of rescission against us in respect of the conversion of the Subscription Receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the Subscription Receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the Subscription Receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Subscription Receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Pretium. Holders of subscription receipts are entitled only to receive common shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

SELLING SECURITYHOLDERS

Our securities may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of our securities owned, controlled or directed by each selling securityholder;

•	the number or amount of our securities being distributed for the account of each selling securityholder;

•

the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and

•	whether our securities are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the number and the purchase price of, and form of consideration for, our securities;

•	any proceeds to us; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also relate to the offering from time to time of our securities by certain selling securityholders.

The selling securityholders may sell all or a portion of our securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the U.S. Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our securities in the course of hedging in positions they assume. The selling securityholders may also sell our securities short and deliver our securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our securities to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our securities from time to time pursuant to this prospectus or any supplement to this prospectus filed under

General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate our securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our securities may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our securities is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our securities registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. All of the foregoing may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Once sold under the shelf registration statement, of which this prospectus forms a part, our securities will be freely tradable in the hands of person other than our affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP is independent from the Company in accordance with Rules of Professional Conduct of the Chartered Accountants of British Columbia, Canada.

The transfer agent and registrar for the Company’s common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Company’s common shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

SCIENTIFIC AND TECHNICAL INFORMATION

All technical and scientific information relating to the Brucejack Project contained in this short form prospectus, or incorporated by reference herein, is solely derived from, and in some instances is an extract from the Brucejack Technical Report, prepared by David Ireland, C. Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee,

P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi, P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo., each a “qualified person” for the purposes of NI 43-101. The Brucejack Technical Report has been filed with the Canadian securities regulatory authorities and is available electronically on the SEDAR website located at www.sedar.com under Pretium’s SEDAR profile. Reference should be made to the full text of the Brucejack Technical Report for a complete description of the assumptions, qualifications, references, reliances and procedures associated with the information in the Brucejack Technical Report. See “Interests of Experts”.

INTEREST OF EXPERTS

Each of the following authors of the technical and scientific information referred to above under “Scientific and Technical Information” is a “qualified person” for the purposes of NI 43-101. Each qualified person, as applicable, has reviewed certain scientific and technical information relating to the Brucejack Project contained or incorporated by reference in this prospectus or has supervised the preparation of information upon which such scientific and technical information is based as detailed in the Brucejack Technical Report.

Disclosure	Authors
Brucejack Technical Report

David Ireland, C.Eng., P.Eng., Lynn Olssen, MAusIMM (CP), John Huang, Ph.D., P.Eng., Pierre Pelletier, P.Eng., Hamish Weatherly, M.Sc., P.Geo., Harvey Wayne Stoyko, P.Eng., Sabry Abdel Hafez, Ph.D., P.Eng., Colm Keogh, P.Eng., Catherine Schmid, M.Sc., P.Eng., Brent McAfee, P.Eng., Michael Chin, P.Eng., Brian Gould, P.Eng., Michael Wise, P.Eng., Paul Greisman, Ph.D., P.Eng., Wayne E. Scott, P.Eng., Ali Farah, P.Eng., George Zazzi, P.Eng., Trevor Crozier, M.Eng., P.Eng. and Sharon Blackmore, M.Sc., P.Geo.

The Brucejack Project – Recent Developments	Ian Chang and Kenneth McNaughton

None of the persons listed above, nor any director, officer, employee or partner thereof, as applicable, received or will receive a direct or indirect interest in the property of the Company or any of its associate or affiliates. As at the date hereof, to the Company’s knowledge, other than as set forth below, none of the persons listed above hold any securities of the Company.

Name of Individual	Number of Securities Held(1)
Ian Chang	2,553 common shares 395,000 stock options to acquire common shares
Kenneth McNaughton	510,500 common shares 1,500,000 stock options to acquire common shares

(1)             The statement as to the number of securities held by the individuals listed above is in each instance based solely upon publically available information from www.sedi.ca.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, other than Ian Chang and Kenneth McNaughton, the Company’s Vice President, Project Development and Vice President and Chief Exploration Officer, respectively, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AGENT FOR SERVICE OF PROCESS

Christopher Noel Dunn, Tom S.Q. Yip and Peter Birkey, directors of the Company, reside outside of Canada and each has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Christopher Noel Dunn, Tom S.Q. Yip and Peter Birkey	Pretium Resources Inc. 1600-570 Granville St., Vancouver, British Columbia, Canada V6C 3P1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding common shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth above), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, 850 Liberty Avenue, Suite 204, Newark, Delaware 19711 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.